Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	03-31-2024	12-31-2023	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,098,886	4,175,578	(76,692)
Non-current assets	13,726,800	13,734,786	(7,986)
Total assets	17,825,686	17,910,364	-0.47%

	03-31-2024	12-31-2023	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	2,103,730	2,071,742	31,988
Non-current liabilities	7,676,668	7,829,593	(152,925)
Non–controlling interests	6,845	6,583	262
Equity attributable to parent company	8,038,443	8,002,446	35,997
Total net equity and liabilities	17,825,686	17,910,364	-0.47%

As of March 31, 2024, total assets decreased MU.S.$ 85 compared to December 31, 2023, equivalent to a 0.47% variation. This variation was driven mainly by a decrease in trade and other current receivables, current tax assets and other non-current financial assets which were offset by a lower balance of deferred tax assets and cash and cash equivalents.

In turn, total liabilities decreased by MU.S.$ 121 principally driven by decreases in financial liabilities and trade payables, which were offset by higher balances of non-financial liabilities by provision of minimum dividend recorded in the period 2023.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	03-31-2024	12-31-2023
Current liquidity (current assets / current liabilities)	1.95	2.02
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.11	1.16

Debt indicators	03-31-2024	12-31-2023
Debt to equity ratio (total liabilities / equity)	1.22	1.24
Short-term debt to total debt (current liabilities / total liabilities)	0.22	0.21
Long-term debt to total debt (non-current liabilities / total liabilities)	0.78	0.79

	03-31-2024	03-31-2023
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	1.85	(0.40)

Activity ratio	03-31-2024	12-31-2023
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.59	2.66
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.30	3.31
Inventory permanence-days ((inventories + biological assets) /cost of sales)	138.95	135.50
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	109.17	108.89

As of March 31, 2024, the short-term debt to total debt ratio represented 22% of total liabilities (21% as of December 31, 2023).

Our financial expenses coverage ratio increased from (0.40) to 1.85, mainly due to the profits before taxes generated for the three-months period ended March 31, 2024, compared to the losses before taxes generated in the same period of 2023.

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

b) Statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 86 compared to a loss of approximately MU.S.$ 112 in the same period of 2023. The variation of MU.S.$ 198 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	103
Distribution and administrative expenses	5
Other income and expenses	116
Others	(26)
Net change in profit (loss) before income tax	198

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	03-31-2024 ThU.S.$	03-31-2023 ThU.S.$
Pulp	890,058	648,408
Wood	764,662	790,879
Other	135	184
Total revenues	1,654,855	1,439,471

Sales costs	03-31-2024 ThU.S.$	03-31-2023 ThU.S.$
Wood	270,651	210,164
Forestry work and other services	156,259	150,831
Depreciation and amortization	151,070	107,773
Other operating costs	568,476	565,243
Total sales costs	1,146,456	1,034,011

Profitability index	03-31-2024	12-31-2023
Profitability on equity	5.00	(4.41)
Profitability on assets	2.25	(2.04)
Return on operating assets	4.77	(0.30)

Profitability ratios	03-31-2024	03-31-2023
Earnings per share (U.S.$) (1)	0.8325	(0.4496)
Profit after tax (ThU.S.$) (2)	100.333	(54.302)
Gross profit (loss) (ThU.S.$)	508.399	405.460
Finance costs (ThU.S.$)	(101.108)	(80.146)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

EBITDA	03-31-2024 ThU.S.$	03-31-2023 ThU.S.$
Profit (loss)	100,333	(54,302)
Finance costs	101,108	80,146
Finance income	(22,051)	(22,777)
Income tax expense	(14,710)	(57,592)
EBIT	164,680	(54,525)
Depreciation and amortization	167,266	147,908
EBITDA	331,946	93,383
Cost at fair value of the harvest	104,520	85,115
Gain from changes in fair value of biological assets	(4,911)	(52,622)
Gains (losses) on exchange difference on translation	12,483	23,696
Others*	1,059	38,408
Adjusted EBITDA	445,096	187,980

* This net amount corresponds mainly to forest fires (net of insurance claims) and provisions for assets impairments.

2

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Turnover for the first quarter of 2024 increased by 42% compared to the same period of 2023. There was an increase in sales volume offset by a decrease in price. In terms of grades, all prices were lower, except for unbleached pulp.

During the first quarter of 2024, the pulp market was quite active in Europe in demand. In the other markets, pulp remained relatively stable in demand. Total global short fiber inventories started the quarter at low level and increased slightly as the months progressed, unlike long fiber inventories, which remained stable.

In China, the quarter began with a somewhat weak pulp market. However, after the Chinese New Year, the market started to reactivate, with an increase in operating rates of paper and packaging mills. Prices of the various types of paper have remained relatively stable, mainly due to surplus capacity in some end-product industries. Pulp inventories at the main ports increased after the New Year; although they subsequently consistently decreased through the end of the quarter. As regards to prices, the average price of long-fiber pulp decreased, while the price of short-fiber pulp remained unchanged.

In Europe, pulp demand remained favorable for several reasons. First, a decrease in paper from Asia due to logistical problems in the Suez Canal. Additionally, the operating rates of the paper mills have increased due to the shutdown of several paper mills and the increase in demand for these products. The tissue industry also displayed a positive demand. As to pulp supply, there has been a decrease in the supply of long fiber, mainly due to the strike of transporters in Finland and operational problems in another long fiber plant. This has resulted in a higher demand for short fiber as paper manufacturers are trying to substitute the greatest amount of long fiber for short fiber. Short fiber prices increased 23% during the quarter.

The textile pulp market improved throughout the first quarter, with average prices increasing during the first few months. This was caused mainly by improved customer demand, due to an increase in the operating rates of textile pulp mills and slight price increases of end products. Additionally, end product inventories were below the average level.

Production during the first quarter of 2024 was 52% higher than production in the same period of 2023. This increase occurred due to (i) the commissioning of Arauco's Line 3, which began operating in January 2023, (ii) the unscheduled shutdown of the Constitución mill, (iii) the unscheduled shutdown of the Argentina mill, (iv) and the stoppage of the Nueva Aldea mill for a few days as a result of the fires.

3

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Wood Products Business

Sawn timber

For sawn timber, we observed higher sales during the first quarter of 2024, when compared to the same period of 2023. In general, markets continue to show the effects of low economic activity. Nonetheless, given the lower supply, we experienced a slight improvement in prices. China continues to be affected by a sluggish local economy and lower construction demand. However, in multiple markets, inventories have started to normalize. For the upcoming months, we believe that we will continue to see tight demand, but also supply issues, which could continue to have a positive impact on prices.

In Remanufacturing in the U.S., a slight improvement in demand continued during this first quarter of 2024, which has not resulted in an improvement in prices, which remained lower than in the same period of 2023. Interest rates remain high in the U.S., and therefore, construction is affected and a highly competitive pressure is still in place. In addition, local supply and from Asia and Latin America increased during this first quarter of 2024. For the next quarter, business is expected to improve due to seasonality.

Plywood

During the first quarter of 2024, sales showed an improvement when compared to the same quarter of 2023. Generally speaking, demand continues to be affected by inflation and high interest rates, thus impacting the construction and renovations sector. Nevertheless, supply from competitors in Chile, Brazil, Finland, and New Zealand has decreased, causing an increase of prices in some markets. In addition, inventories normalized during 2024, reaching healthier levels. In the case of North America, demand and prices remain stable and are expected to improve. Going forward, the second quarter of 2024 is expected to show a minor improvement.

Panels (MDF, PB, Melamine)

In this first quarter of 2024, volumes and prices continued to be affected by enhanced supply in Latin America, especially in MDF. This is in addition to the negative moment of demand (construction), which is affected by inflation, low economic growth, and high rates. For the second quarter of 2024, the region is expected to continue facing this oversupply.

4

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	03-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	492,399	103,750

Cash flows from (used in) financing activities:	(65,093)	437,767
Obtaining and paying borrowings and bonds	519	-
Payments of lease liabilities	(48,683)	451,424
Dividends paid	(16,410)	(13,184)
Others	-	(473)

Cash flows from (used in) investment activities:	(379,024)	(330,774)
Purchase and sale of property, plant and equipment	(198,197)	(222,862)
Purchase and sale of biological assets	(116,572)	(106,685)
Purchase and sale of intangible assets	(1,167)	(1,371)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(75,870)	-
Others	12,782	1,444
Positive (negative) net cash flow	48,801	210,743

Our cash flow from operating activities increased to MU.S.$ 492 for the current period (compared to the positive balance of MU.S.$ 104 for the same period in 2023), resulting mainly from lower payments to suppliers in the current period.

The cash flow from financing activities showed a negative balance of MU.S.$ 65 for the current period (compared to the positive balance of MU.S.$ 438 for the same period in 2023). This was mainly due to an increase in payments of liabilities for borrowings and bonds.

Regarding the cash flow from investment activities, the balance decreased to MU.S.$ 379 (compared to a negative balance of MU.S.$ 331 for the same period of 2023), mainly due to a increase in payments for purchases of companies in Uruguay (50%), which was partially offset by an increase in sales of property, plant and equipment.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of March 31, 2024, a ratio of fixed rate debt to total consolidated debt of approximately 86,7%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of March 31, 2024 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

5

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		03-31-2024	12-31-2023
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	605,298	570,008
Other current financial assets	23	38,059	45,604
Other current non-financial assets	25	251,150	240,254
Trade and other current receivables	23	915,204	997,902
Accounts receivable from related companies	13-23	4,502	2,616
Current inventories	4	1,381,579	1,399,846
Current biological assets	20	387,733	370,957
Current tax assets	6	88,756	119,031
Total current assets other than assets or disposal groups classified as held for sale		3,672,281	3,746,218
Non-current assets or disposal groups classified as held for sale	22	426,605	429,360
Total current assets		4,098,886	4,175,578
Non-current assets
Other non-current financial assets	23	13,128	33,512
Other non-current non-financial assets	25	116,220	106,174
Non-current receivables	23	86,469	101,501
Investments accounted for using equity method	15-16	412,481	423,611
Intangible assets other than goodwill	19	63,327	66,431
Goodwill	17	57,626	55,891
Property, plant and equipment	7	9,606,661	9,607,116
Right of use assets	8	608,095	600,361
Non-current biological assets	20	2,651,350	2,651,622
Deferred tax assets	6	111,443	88,567
Total non-current assets		13,726,800	13,734,786
Total assets		17,825,686	17,910,364

The accompanying notes are an integral part of these interim consolidated financial statements.

6

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		03-31-2024	12-31-2023
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	1,104,263	1,082,525
Current lease liabilities	8-23	39,146	47,242
Trade and other current payables	23	694,486	760,455
Accounts payable to related companies	13-23	9,062	6,958
Other short-term provisions	18	2,176	3,905
Current tax liabilities	6	25,814	13,318
Current provisions for employee benefits	10	6,541	7,863
Other current non-financial liabilities	25	123,329	50,148
Total current liabilities other than liabilities included in disposal groups classified as held for sale		2,004,817	1,972,414
Liabilities included in disposal groups classified as held for sale	22	98,913	99,328
Total current liabilities		2,103,730	2,071,742
Non-current liabilities
Other non-current financial liabilities	13-23	5,421,425	5,521,568
Non-current lease liabilities	8-23	520,355	512,140
Non-current payables		46,147	50,577
Non-current accounts payable to related companies	23	28,084	22,981
Other long-term provisions	18	29,247	28,651
Deferred tax liabilities	6	1,493,894	1,543,624
Non-current provisions for employee benefits	10	78,045	86,462
Other non-current non-financial liabilities	25	59,471	63,590
Total non-current liabilities		7,676,668	7,829,593
Total liabilities		9,780,398	9,901,335
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,072,391	8,034,963
Other reserves		(837,566)	(836,135)
Equity attributable to parent company		8,038,443	8,002,446
Non-controlling interests		6,845	6,583
Total equity		8,045,288	8,009,029
Total equity and liabilities		17,825,686	17,910,364

The accompanying notes are an integral part of these interim consolidated financial statements.

7

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – March
		2024	2023
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	1,654,855	1,439,471
Cost of sales	3	(1,146,456)	(1,034,011)
Gross profit (loss)		508,399	405,460
Other income	3	17,902	75,596
Distribution costs	3	(167,173)	(160,920)
Administrative expenses	3	(138,581)	(149,849)
Other expense by function	3	(35,577)	(208,979)
Profit (loss) from operating activities		184,970	(38,692)
Finance income	3	22,051	22,777
Finance costs	3	(101,108)	(80,146)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(7,807)	7,863
Gains (losses) on exchange differences on translation		(12,483)	(23,696)
Profit (loss) before income tax		85,623	(111,894)
Income tax (expense) benefit	6	14,710	57,592
Net profit (loss)		100,333	(54,302)
Net profit attributable to
Net profit (loss) attributable to parent company		100,300	(54,163)
Net profit (loss) attributable to non-controlling interests		33	(139)
Net profit (loss)		100,333	(54,302)

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations		0.8325424	(0.4495812)
Basic and diluted earnings (loss) per share		0.8325424	(0.4495812)

The accompanying notes are an integral part of these interim consolidated financial statements.

8

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January -March
		2024	2023
	Note	ThU.S.$	ThU.S.$

Net profit (loss)		100,333	(54,302)
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	2,270	(252)
Other comprehensive income that will not be reclassified to profit or loss before tax		2,270	(252)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(26,984)	41,542
Other comprehensive income before tax exchange differences on translation		(26,984)	41,542
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	26,700	(40,398)
Other comprehensive income before tax cash flow hedges		26,700	(40,398)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(1,779)	878
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(1,779)	878
Other Comprehensive income that will be reclassified to profit or loss before tax		(2,063)	2,022
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income	6	(613)	68
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		(613)	68
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income	6-22	2,053	-
Income tax relating to cash flow hedges of other comprehensive income	6	(3,455)	12,162
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		48	(345)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(1,354)	11,817
Other comprehensive income (loss)		(1,760)	13,655
Total comprehensive income (loss)		98,573	(40,647)

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		98,869	(40,363)
Comprehensive income (loss), attributable to non-controlling interests		(296)	(284)
Total comprehensive income (loss)		98,573	(40,647)

The accompanying notes are an integral part of these interim consolidated financial statements.

9

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	100,300	100,300	33	100,333
Other comprehensive income, net of tax	-	(24,602)	23,245	1,657	(1,731)	(1,431)	-	(1,431)	(329)	(1,760)
Comprehensive income	-	(24,602)	23,245	1,657	(1,731)	(1,431)	100,300	98,869	(296)	98,573
Equity issue	-	-	-	-	-	-	-	-	631	631
Dividends	-	-	-	-	-	-	(59,351)	(59,351)	(73)	(59,424)
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(3,521)	(3,521)	-	(3,521)
Changes in equity	-	(24,602)	23,245	1,657	(1,731)	(1,431)	37,428	35,997	262	36,259
Closing balance at 03-31-2024	803,618	(865,479)	(41,707)	(35,707)	105,327	(837,566)	8,072,391	8,038,443	6,845	8,045,288

03-31-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	(54,163)	(54,163)	(139)	(54,302)	(254)	704,226
- Other comprehensive income, net of tax	(28,236)	(184)	533	13,800	-	13,800	(145)	13,655	1	177,578
- Comprehensive income	(28,236)	(184)	533	13,800	(54,163)	(40,363)	(284)	(40,647)	(253)	881,804
Dividends	-	-	-	-	-	(92,719)	(92,719)	(21)	(92,740)	(440,324)
Changes in equity	41,687	(28,236)	(184)	533	13,800	(146,882)	(133,082)	(305)	(133,387)	441,480
Closing balance at 03-31-2023	803,618	(1,055,642)	(38,348)	(35,558)	93,624	(1,035,924)	8,354,019	8,121,713	4,884	8,126,597

The accompanying notes are an integral part of these interim consolidated financial statements.

10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,579,348	1,631,207
Receipts from rents and subsequent sales of such assets	5,121	1,933
Other cash receipts from operating activities	292,092	122,782
Classes of cash payments
Payments to suppliers for goods and services	(1,133,646)	(1,347,136)
Payments to and on behalf of employees	(161,145)	(224,814)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(1,088)	-
Other cash payments from operating activities	(60,143)	(34,478)
Interest paid	(53,636)	(45,703)
Interest received	22,517	26,896
Income taxes (paid) refunded	2,588	(27,031)
Other inflows (outflows) of cash, net	391	94
Net cash flow from (used in) operating activities	492,399	103,750

Cash flows from (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(72,270)	-
Cash flow used in the purchase of non-controlling interests	(3,600)	-
Proceeds from sales of property, plant and equipment	17,461	882
Purchase of property, plant and equipment	(215,658)	(223,744)
Proceeds from sales of intangible assets	(1)	-
Purchase of intangible assets	(1,166)	(1,371)
Proceeds from other long-term assets	1,256	2,783
Purchase of other long-term assets	(117,828)	(109,468)
Other inflows (outflows) of cash, net	12,782	144
Cash flows from (used in) investing activities	(379,024)	(330,774)

Cash flows from (used in) financing activities

Proceeds from issuing shares	519	-
Total proceeds from borrowings	542,806	590,372
Proceeds from long-term borrowings	-	128,655
Proceeds from short-term borrowings	542,806	461,717
Repayments of borrowings	(591,489)	(138,948)
Payments of lease liabilities	(16,410)	(13,184)
Other inflows (outflows) of cash, net	-	(473)
Cash flows from (used in) financing activities	(64,574)	437,767
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	48,801	210,743
Effect of exchange rate changes on cash and cash equivalents	(13,511)	(5,137)
Net increase (decrease) of cash and cash equivalents	35,290	205,606
Cash and cash equivalents, at the beginning of the period	570,008	667,207
Cash and cash equivalents, at the end of the period	605,298	872,813

The accompanying notes are an integral part of these interim consolidated financial statements.

11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the INTERIM consolidated financial statements as of March 31, 2024 and 2023

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation, which was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of March 31, 2024, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

-	Interim consolidated statements of financial position as of March 31, 2024 and December 31, 2023.
-	Interim consolidated statements of profit or loss for the periods ended March 31, 2024 and March 31, 2023.
-	Interim consolidated statements of comprehensive income for the periods ended March 31, 2024 and March 31, 2023.
-	Interim consolidated statements of changes in equity for the periods ended March 31, 2024 and March 31, 2023.
-	Interim consolidated statements of cash flows for the periods ended March 31, 2024 and March 31, 2023.
-	Explanatory disclosures (notes).

12

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the interim consolidated financial statements

As of March 31, 2024 and March 31, 2023 and for the period ended March 31, 2024 and December 31, 2023.

Date of approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 713 on May 7, 2024.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

14

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

15

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

16

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

(iii)	Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

17

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

18

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

19

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

h)        Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)        Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)        Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

21

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

k)        Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

22

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)        Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

23

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)        Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)        Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)       Water rights, easements and other rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)        Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)        Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

24

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)        Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)        Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

25

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

26

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)        Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)        Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

27

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

s)        Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)        Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

28

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)       Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)        Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

29

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The current policy is that an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

v)        Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)        Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

30

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)        Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

31

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

y)        Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

z)       Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2024:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1

Presentation of financial statements

Clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (for example, the receipt of a waiver or a breach of agreement). The amendment also clarifies what IAS 1 means when it refers to the "settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.

January 1, 2024

IAS 1

International tax reform - pillar two model rules

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions.

January 1, 2024

IFRS 16

Leases on sale and leaseback

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

January 1, 2024

IAS 7 and IFRS 7

Supplier finance arrangements

These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

January 1, 2024

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21

Lack of Exchangeability

An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

January 1, 2025

32

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of March 31, 2024, there had been no changes in the accounting policies with respect to the 2023 financial year.

Changes to accounting estimates

As of March 31, 2024, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2023 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of March 31, 2024, the shareholders composition according to the amount of shares owned was as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

At the date of these interim consolidated financial statements the share capital of Arauco was ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	03-31-2024	12-31-2023
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618
	03-31-2024	12-31-2023
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350

b)	Dividends paid

On May 10, 2023, a definitive dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022, which is detailed in the following paragraph.

33

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Tha amount of ThU.S.$ 59,351 presented in the interim consolidated statement of changes in equity for the period ended March 31, 2024, contains the minimum dividend provision. As of December 31, 2023 there was no minimum dividend provision for the period 2023, due to the result was loss.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.321007

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

34

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

d) Other items in the interim consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the three-months period ended March 31, 2024 and 2023 are as follows:

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	17,902	75,596
Gain from changes in fair value of biological assets (Note 20)	4,911	52,622
Net income from insurance compensation	3,732	300
Revenue from export promotion	275	243
Lease income	954	2,095
Gain on sales of assets	1,132	2,655
Compensations received	-	636
Reversal of impairment loss assets	289	5,300
Reimbursement provisions (legal and others)	907	9,917
Other operating income	5,702	1,828

Classes of Other Expenses by function
Total Other Expenses by function	(35,577)	(208,979)
Depreciation for leased assets	(604)	-
Provision legal expenses	(2,572)	(2,310)
Impairmert provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(2,776)	(3,524)
Operating expenses related to restructuring or from plants stoppage or closed	(7,792)	(140,146)
Expenses related to projects	(5,065)	(943)
Loss by leasses	(609)	-
Loss of asset sales	(2,756)	(894)
Loss and repair of assets	(12)	(8,314)
Loss of forest due to fires	(1,327)	(42,868)
Other Taxes	(5,661)	(6,468)
Research and development expenses	(2,183)	(1,170)
Fines, readjustments and interest	(212)	(605)
Loss on sale of permanent investments	(20)	-
Loss of tax credits	(760)	(47)
Other expenses	(3,228)	(1,690)

Classes of Finance Income
Total Finance Income	22,051	22,777
Finance income by mutual funds - term deposits	17,423	18,882
Finance income resulting from derivatives	2	-
Other finance income	4,626	3,895

Classes of Finance Costs
Total Finance Costs	(101,108)	(80,146)
Interest expense, Bank borrowings	(24,424)	(12,100)
Interest expense, Bonds	(52,446)	(52,291)
Interest expense resulting from derivatives	(8,779)	(3,354)
Interest expense for right-of-use	(6,900)	(3,126)
Other finance costs	(8,559)	(9,275)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(7,807)	7,863
Investments in associates	(3,224)	182
Investments in joint ventures	(4,583)	7,681

35

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January – March
	2024	2023
Cost of sales (*)	ThU.S.$	ThU.S.$
Timber	270,651	210,164
Forestry labor costs and other services	156,259	150,831
Depreciation and amortization	145,629	101,066
Depreciation for right of use	5,441	6,707
Maintenance costs	80,229	81,364
Chemical costs	154,953	158,485
Sawmill costs	30,826	26,053
Other raw materials	69,130	64,291
Other indirect costs	51,040	56,010
Energy and fuel	66,615	62,923
Cost of electricity	9,313	14,953
Staff expenses	106,370	101,164
Total	1,146,456	1,034,011

(*) Total amount is comprised of the cost of inventory sales for ThU.S.$ 1,116,889 as of March 31, 2024 (ThU.S.$ 1,003,101 as of December 31, 2023) and the cost of rendering services for ThU.S.$ 29,567 as of March 31, 2024 (ThU.S.$ 30,900 as of March 31, 2023).

	January - March
	2024	2023
Distribution costs	ThU.S.$	ThU.S.$
Selling costs	8,484	10,001
Commissions	4,505	3,114
Insurance	1,241	1,906
Provision for doubtful accounts	(4)	476
Other selling costs	2,742	4,505
Shipping and freight costs	158,689	150,919
Port services	13,866	15,048
Freights	129,490	121,733
Depreciation for right of use	334	275
Shipping internment, warehousing, stowage, customs and other costs	14,999	13,863
Total	167,173	160,920

	January - March
	2024	2023
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	53,912	65,770
Marketing, advertising, promotion and publications expenses	3,021	3,203
Insurances	13,577	10,041
Depreciation and amortization	10,802	8,290
Depreciation for right of use	1,722	1,781
Computer services	8,519	6,954
Lease of offices, other property and vehicles	1,577	1,859
Donations, contributions, scholarships	1,641	1,993
Fees (legal and technical advisors)	8,108	8,273
Property taxes, city permits and rights	5,401	6,420
Cleaning services, security services and transportation	5,691	7,122
Third-party variable services (maneuvers, logistics)	9,956	11,262
Basic services (electricity, telephone, water)	1,821	2,122
Maintenance and repair	1,658	2,190
Seminars, courses, training materials	1,018	686
Travels, clothing and safety equipment, environmental expenses, audits and others	10,157	11,883
Total	138,581	149,849

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	03-31-2024	12-31-2023
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	145,854	141,554
Production supplies	201,888	202,924
Work in progress	74,259	84,644
Finished goods	701,569	721,267
Spare parts	258,009	249,457
Total inventories	1,381,579	1,399,846

Inventories recognized as cost of sales as of March 31, 2024 were ThU.S.$ 1,116,889 (ThU.S.$ 1,003,101 as of March 31, 2023).

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of March 31, 2024, a net increase of inventories was recognized associated with a lower provision of ThU.S.$ 10,579 (ThU.S.$ 4,358 as of March 31, 2023). As of March 31, 2024, the amount of provision arises to the sum of ThU.S.$ 100,152 (ThU.S.$ 110,731 as of December 31, 2023).

As of March 31, 2024, there were inventory write-offs of ThU.S.$ 480 (ThU.S.$ 1,181 as of March 31, 2023) which are presented in the interim consolidated statements of profit or loss within cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

37

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	03-31-2024	12-31-2023
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	85	60
Balances with Banks	286,823	337,973
Short-term deposits	158,367	99,167
Mutual funds	160,023	132,808
Total	605,298	570,008

The risk classification of the Company’s mutual funds as of March 31, 2024 and December 31, 2023 is shown below.

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
AAAfm	102,278	83,712
No classification	57,745	49,096
Total Mutual Funds	160,023	132,808

Changes in financial liabilities

		03-31-2024
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,499,051	108,004	4,997,038	6,604,093
	(+) Borrowings obtained	542,806	-	-	542,806
Cash flows	(-) Borrowings paid	(591,489)	-	-	(591,489)
	(-) Interest paid	(17,241)	4,918	(34,625)	(46,948)

	(+) Accrued interest	23,264	(3,473)	50,400	70,191
	(+/-) Inflation adjustment	(10,247)	-	(159,800)	(170,047)
	(+/-) Changes in fair value	-	119,677	-	119,677
	(+/-) Other movements	(4,704)	-	2,109	(2,595)
	Closing balance	1,441,440	229,126	4,855,122	6,525,688

38

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

		12-31-2023
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	940,677	76,686	4,513,459	5,530,822
	(+) Borrowings obtained	1,594,613	-	531,994	2,126,607
	(-) Borrowings paid	(1,070,319)	(1,633)	(46,204)	(1,118,156)
Cash flows	(-) Commissions paid	(473)	-	(5,776)	(6,249)
	(-) Interest paid	(71,995)	(33,711)	(202,497)	(308,203)
	(+) Accrued interest	78,703	34,190	205,238	318,131
	(+/-) Inflation adjustment	15,395	-	(2,899)	12,496
	(+) Business combination	395	-	-	395
	(+/-) Changes in fair value	-	32,472	-	32,472
	(+/-) Other movements	12,055	-	3,723	15,778
	Closing balance	1,499,051	108,004	4,997,038	6,604,093

		Lease liabilities
		03-31-2024	12-31-2023
		ThU.S.$	ThU.S.$
	Opening balance January 1	559,382	264,224
Cash flows	(-) Borrowings paid	(16,410)	(73,806)
	(-) Interest paid	(6,688)	(20,114)
	(+) Accrued interest	6,688	20,445
	(+/-) Inflation adjustment	(5,722)	(724)
	(+) Business combination	-	134
	(-) Decrease through transfer to liabilities included in disposal groups classified as held for sale	-	(18,795)
	(+) Increase due to new leases liabilities	36,389	376,259
	(+/-) Other movements	(14,138)	11,759
	Closing balance	559,501	559,382

39

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	03-31-2024	12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	12,521	14,008
Deferred tax assets relating to investments (*)	83,213	78,061
Deferred tax assets relating to post-employment benefits	23,103	25,726
Deferred tax assets relating to property, plant and equipment	77,909	80,410
Deferred tax assets relating to impairment provision	11,969	12,319
Deferred tax assets relating to financial instruments	76,983	82,535
Deferred tax assets relating to tax loss carryforward	236,009	233,466
Deferred tax assets relating to inventories	22,499	25,011
Deferred tax assets relating to provisions for income	19,592	16,807
Deferred tax assets relating to allowance for doubtful accounts	2,501	2,384
Deferred tax assets relating to intangible revaluation	35	35
Deferred tax assets relating to other deductible temporary differences	54,145	39,067
Total deferred tax assets	620,479	609,829
Offsetting presentation	(509,036)	(521,262)
Net effect	111,443	88,567

(*) See explanatory text in note 22

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 948,675 (ThU.S.$ 956,949 as of December 31, 2023).

In addition, as of the closing date of these interim consolidated financial statements, there are ThU.S.$ 253,522 (ThU.S.$ 251,396 as of December 31, 2023) of non-recoverable tax losses mainly from subsidiaries in USA and Netherlands. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	03-31-2024	12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,384,369	1,415,101
Deferred tax liabilities relating to financial instruments	23,154	26,766
Deferred tax liabilities relating to biological assets	450,060	475,592
Deferred tax liabilities relating to inventory	56,434	57,619
Deferred tax liabilities relating to prepaid expenses	40,769	36,837
Deferred tax liabilities relating to intangible	9,512	10,420
Deferred tax liabilities relating to other taxable temporary differences	38,632	42,551
Total deferred tax liabilities	2,002,930	2,064,886
Offsetting presentation	(509,036)	(521,262)
Net effect	1,493,894	1,543,624

40

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 3,455 as of March 31, 2024 (credit of ThU.S.$ 12,162 as of December 31, 2023), which is presented net in reserves for cash flow hedges in the interim consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2024 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 03-31-2024 ThU.S.$
Deferred tax Assets relating to liabilities provisions	14,008	(1,353)	-	-	-	(134)	12,521
Deferred tax Assets relating to investments	78,061	3,099	2,053	-	-	-	83,213
Deferred tax Assets relating to post-employment benefits	25,726	(2,011)	(613)	-	-	1	23,103
Deferred tax Assets relating to property, plant and equipment	80,410	(2,783)	-	447	-	(165)	77,909
Deferred tax Assets relating to impairment provision	12,319	(48)	-	-	-	(302)	11,969
Deferred tax Assets relating to financial instruments	82,535	(704)	(4,597)	-	-	(251)	76,983
Deferred tax Assets relating to tax loss carryforward	233,466	3,261	-	-	-	(718)	236,009
Deferred tax Assets relating to inventories	25,011	(2,471)	-	-	-	(41)	22,499
Deferred tax Assets relating to provisions for income	16,807	2,784	-	-	-	1	19,592
Deferred tax Assets relating to allowance for doubtful accounts	2,384	117	-	-	-	-	2,501
Deferred tax Assets relating to intangible revaluation	35	-	-	-	-	-	35
Deferred tax Assets relating to other deductible temporary differences	39,067	15,306	-	-	-	(228)	54,145
Total deferred tax assets	609,829	15,197	(3,157)	447	-	(1,837)	620,479

Deferred tax liabilities	Opening balance 01-01-2024 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 03-31-2024 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(29,336)	-	-	-	(1,396)	1,384,369
Deferred tax liabilities relating to financial instruments	26,766	(2,471)	(1,142)	-	-	1	23,154
Deferred tax liabilities relating to biological assets	475,592	(27,718)	-	2,567	-	(381)	450,060
Deferred tax liabilities relating to inventory	57,619	(1,153)	-	-	-	(32)	56,434
Deferred tax liabilities relating to prepaid expenses	36,837	3,932	-	-	-	-	40,769
Deferred tax liabilities relating to intangible	10,420	(653)	-	-	-	(255)	9,512
Deferred tax liabilities relating to other taxable temporary differences	42,551	(3,450)	-	-	-	(469)	38,632
Total deferred tax liabilities	2,064,886	(60,849)	(1,142)	2,567	-	(2,532)	2,002,930

Deferred tax assets	Opening balance 01-01-2023 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2023 ThU.S.$
Deferred tax Assets relating to liabilities provisions	17,896	(3,993)	-	-	(280)	385	14,008
Deferred tax Assets relating to investments	-	(57,110)	135,171	-	-	-	78,061
Deferred tax Assets relating to post-employment benefits	25,904	(924)	736	-	-	10	25,726
Deferred tax Assets relating to property, plant and equipment	45,919	34,370	-	-	-	121	80,410
Deferred tax Assets relating to impairment provision	13,517	(1,907)	-	-	-	709	12,319
Deferred tax Assets relating to financial instruments	53,347	15,191	17,397	-	(3,986)	586	82,535
Deferred tax Assets relating to tax loss carryforward	110,526	121,522	-	3,516	(3,387)	1,289	233,466
Deferred tax Assets relating to inventories	20,942	4,047	-	-	(50)	72	25,011
Deferred tax Assets relating to provisions for income	9,941	6,859	-	-	-	7	16,807
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(90)	-	-	-	2	2,384
Deferred tax Assets relating to intangible revaluation	1,466	(1,055)	-	-	(457)	81	35
Deferred tax Assets relating to other deductible temporary differences	25,777	12,887	-	-	(239)	642	39,067
Total deferred tax assets	327,707	129,797	153,304	3,516	(8,399)	3,904	609,829

Deferred tax liabilities	Opening balance 01-01-2023 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) business combination ThU.S.$	Decrease due to classification to held for sale ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2023 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,421,116	4,372	-	-	(15,638)	5,251	1,415,101
Deferred tax liabilities relating to financial instruments	27,806	1,173	(2,213)	-	-	-	26,766
Deferred tax liabilities relating to biological assets	527,988	2,157	-	-	(60,167)	5,614	475,592
Deferred tax liabilities relating to inventory	56,531	1,059	-	-	-	29	57,619
Deferred tax liabilities relating to prepaid expenses	37,760	(891)	-	-	-	(32)	36,837
Deferred tax liabilities relating to intangible	10,173	(311)	-	-	-	558	10,420
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,224	-	208	-	882	42,551
Total deferred tax liabilities	2,104,611	25,783	(2,213)	208	(75,805)	12,302	2,064,886

41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2024		12-31-2023
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
Detail of classes of deferred tax temporary differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	384,470	-	376,363	-
Deferred tax assets - tax loss carryforward	236,009	-	233,466	-
Deferred tax liabilities	-	2,002,930	-	2,064,886
Total	620,479	2,002,930	609,829	2,064,886

	January – March
	2024	2023
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$
Deferred tax assets (*)	11,716	14,215
Deferred tax assets - tax loss carryforward (*)	2,154	82,866
Deferred tax liabilities (*)	58,250	(19,012)
Total	72,120	78,069

(*) Includes deferred tax expenses related to temporary differences (ThU.S.$ 2,819 as of March 31, 2024), and tax losses (ThU.S.$ 1,107 as of March 31, 2024) generated by Brazilian companies classified as held for sale, see Note 22.

Income tax expense

Income tax expense consists of the following:

	January - March
	2024	2023
Income tax composition	ThU.S.$	ThU.S.$
Current income tax expense	(62,794)	(21,353)
Tax benefit arising from tax credit used to reduce current tax expense	(1,721)	1,832
Prior period current income tax adjustments	(33)	(185)
Other current benefit tax (expenses)	7,138	(771)
Current tax expense, net	(57,410)	(20,477)

Deferred tax expense relating to origination and reversal of temporary differences (*)	69,966	(4,797)
Tax benefit arising from tax credits used to reduce deferred tax expense (*)	2,154	82,866
Total deferred tax benefit (expense), net	72,120	78,069
Total income tax benefit (expense)	14,710	57,592

(*) Includes deferred tax expenses related to temporary differences (ThU.S.$ 2,819 as of March 31, 2024), and tax losses (ThU.S.$ 1,107 as of March 31, 2024) generated by Brazilian companies classified as held for sale, see Note 22.

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies as of March 31, 2024 and December 31, 2023:

	January – March
	2024	2023
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(44,606)	(16,313)
Domestic current income tax expense	(12,804)	(4,164)
Total current income tax expense	(57,410)	(20,477)

Foreign deferred tax benefit (expense)	62,880	400
Domestic deferred tax benefit (expense)	9,240	77,669
Total deferred tax benefit (expense)	72,120	78,069

Total income tax benefit (expense)	14,710	57,592

42

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – March
Reconciliation of income tax from statutory rate to effective tax rate Statutory domestic (Chile) income tax rate	2024 ThU.S.$ 27%	2023 ThU.S.$ 27%
Tax expense at statutory tax rate	(23,118)	30,211
Tax effect of foreign tax rates	1,377	159
Tax effect of income exempt from taxation	13,326	32,241
Tax effect of not deductible expenses	(11,121)	(6,419)
Tax rate effect of previously unrecognized tax loss	(1,721)	(3,271)
Tax effect of a new evaluation of deferred tax assets (*)	31,604	316
Tax effect of tax provided in excess in prior periods	(33)	(185)
Other tax rate effects (**)	4,396	4,540
Total adjustments to tax expense at applicable tax rate	37,828	27,381
Tax benefit (expense) at effective tax rate	14,710	57,592

(*) Includes tax effect due to inflation adjustment on Argentine tax bases.

(**) This line mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar 2 Rules”, whereby multinational groups are required to pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s parent company is based), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the prospective impact of its application following its entry into force (January 1, 2024).

In view of the fact that Arauco has subsidiaries in the United Kingdom and the Netherlands, jurisdictions where the relevant legislation has already been enacted, estimates have been made to determine the potential impacts on the taxes to be paid by Arauco starting in 2024. As of the date of these financial statements, it is estimated that this legislation will have no impact whatsoever, therefore, no expenses (income) have been recorded for current taxes related to the Pillar 2 income tax. However, due to the complexity of this new legislation, it is possible that these estimates may be modified during the current year.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	03-31-2024	12-31-2023
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments	53,847	18,065
Income tax receivable	60,778	91,177
Provision tax income	(117,343)	(35,886)
Other tax receivables	91,474	45,675
Total	88,756	119,031

	03-31-2024	12-31-2023
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	42,073	45,703
Monthly Provisional Payments and other tax receivables	(10,128)	(33,012)
Other tax payables	(6,131)	627
Total	25,814	13,318

43

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	617,882	611,424
Land	939,244	882,222
Buildings	3,742,315	3,774,756
Plant and equipment	4,046,097	4,074,957
Information technology equipment	40,739	42,659
Fixtures and fittings	12,055	12,795
Motor vehicles	48,769	50,678
Other property, plant and equipment	159,560	157,625
Total net	9,606,661	9,607,116

Property, plant and equipment, gross
Construction work in progress	617,882	611,424
Land	939,244	882,222
Buildings	6,444,755	6,425,405
Plant and equipment	8,999,576	8,947,315
Information technology equipment	136,692	136,672
Fixtures and fittings	54,450	54,560
Motor vehicles	108,039	108,528
Other property, plant and equipment	176,663	175,501
Total gross	17,477,301	17,341,627

Accumulated depreciation and impairment
Buildings	(2,702,440)	(2,650,649)
Plant and equipment	(4,953,479)	(4,872,358)
Information technology equipment	(95,953)	(94,013)
Fixtures and fittings	(42,395)	(41,765)
Motor vehicles	(59,270)	(57,850)
Other property, plant and equipment	(17,103)	(17,876)
Total	(7,870,640)	(7,734,511)

Description of property, plant and equipment pledged as security for liabilities

As of March 31, 2024, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	232,891	239,815

44

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2024 and December 31, 2023:

Reconciliation of property, plant and equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	101,317	59,610	1,945	3,682	152	64	49	3,104	169,923
Disposals	-	-	-	(447)	(32)	(91)	(38)	-	(608)
Withdrawals	(15)	-	(630)	(1,394)	-	(4)	-	-	(2,043)
Depreciation	-	-	(54,611)	(96,695)	(2,076)	(797)	(2,271)	(323)	(156,773)
Impairment loss recognized in profit or loss	-	-	-	515	-	-	-	-	515
Increase (decrease) through net exchange differences	(625)	(2,588)	(759)	(1,461)	(89)	(19)	(447)	(846)	(6,834)
Transfers from construction in progress closed and reclassifications	(94,219)	-	21,614	71,575	125	107	798	-	-
Decrease through transfers of leasing assets	-	-	-	(4,635)	-	-	-	-	(4,635)
Total changes	6,458	57,022	(32,441)	(28,860)	(1,920)	(740)	(1,909)	1,935	(455)
Closing balance 03-31-2024	617,882	939,244	3,742,315	4,046,097	40,739	12,055	48,769	159,560	9,606,661

Reconciliation of property, plant and equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2023	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335
Changes
Additions	686,387	20,611	41,435	63,303	1,135	329	5,379	26,784	845,363
Business combination	-	-	19	428	-	13	2	227	689
Disposals	(242)	(2,348)	(1,669)	(7,087)	(839)	(5)	(107)	-	(12,297)
Withdrawals	(1,659)	(266)	(1,533)	(11,957)	(14)	(14)	(24)	-	(15,467)
Depreciation	-	-	(218,546)	(394,057)	(8,954)	(3,425)	(8,852)	(1,430)	(635,264)
Impairment loss recognized in profit or loss	-	-	(20,883)	(48,527)	(322)	(14)	(5)	-	(69,751)
Increase (decrease) through net exchange differences	2,717	9,635	14,069	41,432	177	46	1,441	1,200	70,717
Reclassification of assets held for sale	(2,524)	(38,647)	(5,384)	(17,628)	(326)	(67)	(4,388)	-	(68,964)
Transfers from construction in progress closed and reclassifications	(3,665,944)	-	1,881,380	1,717,243	29,160	4,915	32,432	814	-
Reclassification from lease to property, plant and equipment	-	-	-	455	-	-	-	-	455
Decrease through transfers of leasing assets	-	-	-	(29,573)	-	-	(21,127)	-	(50,700)
Total changes	(2,981,265)	(11,015)	1,688,888	1,314,032	20,017	1,778	4,751	27,595	64,781
Closing balance 12-31-2023	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116

45

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended March 31, 2024 and 2023 was as follows:

	January - March
	2024	2023
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	145,629	101,066
Administrative expenses	7,308	4,765
Other expenses	3,338	29,789
Total (*)	156,275	135,620

(*) Period 2024, includes depreciation expenses generated by property, plant and equipment classified as assets held for sale, see note 22.

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in Inventories. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

46

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	467,217	460,386
Buildings	18,335	16,412
Plant and equipment	64,791	60,993
Information technology equipment	184	186
Motor vehicles	46,573	50,869
Other property, plant and equipment	10,995	11,515
Total net	608,095	600,361

Property, plant and equipment by right of use, gross

Land	508,912	493,297
Buildings	35,022	35,183
Plant and equipment	90,638	85,252
Information technology equipment	452	412
Motor vehicles	223,714	223,708
Other property, plant and equipment	12,666	12,666
Total gross	871,404	850,518

Accumulated depreciation and impairment by right of use

Land	(41,695)	(32,911)
Buildings	(16,687)	(18,771)
Plant and equipment	(25,847)	(24,259)
Information technology equipment	(268)	(226)
Motor vehicles	(177,141)	(172,839)
Other property, plant and equipment	(1,671)	(1,151)
Total	(263,309)	(250,157)

47

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of March 31, 2024 and 2023:

Reconciliation of property, plant and equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2023	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	24,505	6,321	5,386	46	131	-	36,389
Disposals	-	(2,473)	-	-	(36)	-	(2,509)
Withdrawals	-	(517)	-	-	-	-	(517)
Depreciation	(4,878)	(1,362)	(1,588)	(43)	(4,379)	(520)	(12,770)
Increase (decrease) through net exchange differences	(13,041)	(46)	-	(5)	(12)	-	(13,104)
Increase (decrease) through others	245	-	-	-	-	-	245
Total changes	6,831	1,923	3,798	(2)	(4,296)	(520)	7,734
Closing balance 03-31-2024	467,217	18,335	64,791	184	46,573	10,995	608,095

Reconciliation of property, plant and equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2023	195,290	16,731	66,709	157	24,437	3,163	306,487
Changes
Additions	307,524	5,196	31	186	53,171	10,151	376,259
Business combination	-	231	-	-	-	-	231
Withdrawals	(14,191)	(23)	(242)	(21)	(1,381)	(626)	(16,484)
Depreciation	(23,759)	(5,666)	(5,526)	(147)	(25,978)	(797)	(61,873)
Increase (decrease) through net exchange differences	12,816	(29)	21	9	99	-	12,916
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(455)	(455)
Increase (decrease) through others	14	(28)	-	2	521	79	588
Reclassification of assets held for sale	(17,308)	-	-	-	-	-	(17,308)
Total changes	265,096	(319)	(5,716)	29	26,432	8,352	293,874
Closing balance 12-31-2023	460,386	16,412	60,993	186	50,869	11,515	600,361

The depreciation expense for the period ending March 31, 2024 and 2023 recognized in property, plant and equipment by right of use is as follows:

	January - March
	2024	2023
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales (*)	5,441	6,707
Distribution costs	334	275
Administrative expenses (*)	1,722	1,781
Total	7,497	8,763

(*) Period 2024, includes depreciation expenses generated by property, plant and equipment classified as assets held for sale, see note 22.

Depreciation charged to profit or loss statement differs from the movement of the period for Right of use assets. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains activated. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	47,214	52,064
Expenses from low value leases	359	835
Expenses from short-term leases	22,159	21,012
Total	69,732	73,911

48

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	03-31-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	15,567	-	15,567
Between one and six years	61,848	3,990	57,858
More than six years	-	-	-
Total	77,415	3,990	73,425

	12-31-2023
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	16,314	-	16,314
Between one and six years	69,226	4,615	64,611
More than six years	-	-	-
Total	85,540	4,615	80,925

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - March
	2024	2023
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	1,620,732	1,403,742
Revenue from rendering of services	34,123	35,729
Total	1,654,855	1,439,471

The reportable segments revenues by business area and by geographical area are presented in Note 24.

49

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January – March
	2024	2023
	ThU.S.$	ThU.S.$
Employee expenses	177,339	187,892
Wages and salaries	166,827	181,944
Severance indemnities	10,512	5,948

	03-31-2024	12-31-2023
Discount rate	3.23%	3.23%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2014	RV-2014

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(5,626)
Decrease in 100 bps	6,451

Wage growth rates
Increase in 100 bps	5,618
Decrease in 100 bps	(4,966)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2024 and December 31, 2023:

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	6,541	7,863
Non-current	78,045	86,462
Total	84,586	94,325

	03-31-2024	12-31-2023
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	94,325	95,260
Current service cost	3,182	9,833
Interest cost	1,108	4,737
(Gains) losses from changes in actuarial assumptions	23	131
Actuarial gains and losses arising from experience	(2,293)	2,595
Benefits paid	(1,905)	(16,197)
Increase (decrease) for foreign currency exchange rates changes	(9,854)	(2,034)
Closing balance	84,586	94,325

The average staffing as of March 31, 2024 was 18,636 people.

50

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

March 31, 2024	U.S dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current assets
Cash and cash equivalents	336,526	9,016	37,175	70,909	26,441	8,143	117,088	-	605,298
Other current financial assets	38,059	-	-	-	-	-	-	-	38,059
Other current non-financial assets	86,552	580	30,993	11,669	7,514	8,978	104,864	-	251,150
Trade and other current receivables	620,205	27,632	80,938	29,131	36,415	868	102,366	17,649	915,204
Accounts receivable due from related companies	-	-	-	1,447	-	-	3,055	-	4,502
Current Inventories	1,235,217	-	98,940	-	45,074	-	2,348	-	1,381,579
Current biological assets	320,610	-	67,123	-	-	-	-	-	387,733
Current tax assets	78,099	-	2,200	-	6,275	1,249	933	-	88,756
Non-current assets or disposal groups classified as held for sale	2,715,268	37,228	317,369	113,156	121,719	19,238	330,654	17,649	3,672,281
Non-current assets or disposal groups classified as held for sale	107	-	426,441	-	57	-	-	-	426,605
Total current assets	2,715,375	37,228	743,810	113,156	121,776	19,238	330,654	17,649	4,098,886

Non-current assets
Other non-current financial assets	13,128	-	-	-	-	-	-	-	13,128
Other non-current non-financial assets	86,255	-	27,761	-	620	8	1,576	-	116,220
Trade and other non-current receivables	8,007	-	18,740	314	-	-	1,698	57,710	86,469
Investments accounted for using equity method	131,731	205,382	34,605	-	-	-	40,763	-	412,481
Intangible assets other than goodwill	59,960	-	1,675	-	179	-	1,513	-	63,327
Goodwill	43,641	-	13,985	-	-	-	-	-	57,626
Property, plant and equipment	9,025,734	-	394,282	-	185,396	-	1,249	-	9,606,661
Right of use assets	205,316	-	401,595	-	634	-	550	-	608,095
Non-current biological assets	2,485,633	-	165,717	-	-	-	-	-	2,651,350
Deferred tax assets	92,527	-	15,809	-	391	-	2,716	-	111,443
Total non-current assets	12,151,932	205,382	1,074,169	314	187,220	8	50,065	57,710	13,726,800

Total assets	14,867,307	242,610	1,817,979	113,470	308,996	19,246	380,719	75,359	17,825,686

March 31, 2024	U.S dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	932,963	71,831	38,328	-	-	-	-	61,141	1,104,263
Current lease liabilities	11,916	109	11,014	-	1,154	762	10,398	3,793	39,146
Trade and other current payables	195,409	22,347	83,619	23,421	23,587	15,042	294,261	36,800	694,486
Accounts payable to related companies	119	-	-	-	-	-	8,943	-	9,062
Other short-term provisions	589	-	-	-	-	-	377	1,210	2,176
Current tax liabilities	5,827	2,515	-	17,053	-	1	418	-	25,814
Current provisions for employee benefits	-	-	-	-	-	-	6,541	-	6,541
Other current non-financial liabilities	99,091	149	4,696	3,314	6,388	1	9,690	-	123,329
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,245,914	96,951	137,657	43,788	31,129	15,806	330,628	102,944	2,004,817
Liabilities included in disposal groups classified as held for sale	-	-	98,913	-	-	-	-	-	98,913
Total liabilities, current	1,245,914	96,951	236,570	43,788	31,129	15,806	330,628	102,944	2,103,730

Non-current liabilities
Other non-current financial liabilities	3,542,751	334,255	159,751	-	-	-	-	1,384,668	5,421,425
Non-current lease liabilities	127,944	46	357,647	-	1,315	55	17,218	16,130	520,355
Other non-current payables	23,109	-	9,411	-	-	-	13,627	-	46,147
Non-current accounts payable to related companies	15,400	-	-	-	-	-	12,684	-	28,084
Other long-term provisions	-	-	3,135	26,046	-	-	66	-	29,247
Deferred tax liabilities	1,458,844	-	28,465	-	6,585	-	-	-	1,493,894
Non-current provisions for employee benefits	-	-	-	-	1,282	-	76,763	-	78,045
Other non-current non-financial liabilities	-	-	58,691	5	-	-	775	-	59,471
Total non-current liabilities	5,168,048	334,301	617,100	26,051	9,182	55	121,133	1,400,798	7,676,668

Total liabilities	6,413,962	431,252	853,670	69,839	40,311	15,861	451,761	1,503,742	9,780,398

51

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023	U.S dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current assets
Cash and cash equivalents	310,108	6,532	30,402	58,592	26,439	3,149	134,786	-	570,008
Other current financial assets	20,303	-	-	25,301	-	-	-	-	45,604
Other current non-financial assets	61,669	569	31,594	2,945	2,975	8,671	131,831	-	240,254
Trade and other current receivables	711,883	30,330	67,137	19,916	34,234	640	115,907	17,855	997,902
Accounts receivable due from related companies	14	-	-	174	-	-	2,428	-	2,616
Current Inventories	1,234,477	-	117,927	-	46,389	-	1,053	-	1,399,846
Current biological assets	298,703	-	72,254	-	-	-	-	-	370,957
Current tax assets	103,781	-	3,716	-	9,007	1,388	1,139	-	119,031
Non-current assets or disposal groups classified as held for sale	2,740,938	37,431	323,030	106,928	119,044	13,848	387,144	17,855	3,746,218
Non-current assets or disposal groups classified as held for sale	107	-	429,197	-	56	-	-	-	429,360
Total current assets	2,741,045	37,431	752,227	106,928	119,100	13,848	387,144	17,855	4,175,578

Non-current assets
Other non-current financial assets	33,512	-	-	-	-	-	-	-	33,512
Other non-current non-financial assets	71,784	-	28,415	4,965	620	8	382	-	106,174
Trade and other non-current receivables	13,613	-	21,614	-	-	-	1,889	64,385	101,501
Investments accounted for using equity method	137,746	215,322	34,557	-	-	-	35,986	-	423,611
Intangible assets other than goodwill	62,868	-	3,352	-	211	-	-	-	66,431
Goodwill	41,458	-	14,433	-	-	-	-	-	55,891
Property, plant and equipment	9,037,099	-	406,713	-	162,067	-	1,237	-	9,607,116
Right of use assets	203,637	-	395,560	-	1,164	-	-	-	600,361
Non-current biological assets	2,496,739	-	154,883	-	-	-	-	-	2,651,622
Deferred tax assets	81,309	-	6,947	-	311	-	-	-	88,567
Total non-current assets	12,179,765	215,322	1,066,474	4,965	164,373	8	39,494	64,385	13,734,786

Total assets	14,920,810	252,753	1,818,701	111,893	283,473	13,856	426,638	82,240	17,910,364

December 31, 2023	U.S dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	935,282	72,415	19,143	496	-	-	-	55,189	1,082,525
Current lease liabilities	11,215	95	17,487	-	1,879	66	11,107	5,393	47,242
Trade and other current payables	150,867	18,933	88,484	46,403	18,336	14,609	381,289	41,534	760,455
Accounts payable to related companies	-	-	-	-	-	-	6,958	-	6,958
Other short-term provisions	2,542	-	-	-	-	-	18	1,345	3,905
Current tax liabilities	13,313	-	5	-	-	-	-	-	13,318
Current provisions for employee benefits	-	-	-	-	-	-	7,863	-	7,863
Other current non-financial liabilities	6,868	61	25,086	3,014	7,827	1	7,291	-	50,148
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,120,087	91,504	150,205	49,913	28,042	14,676	414,526	103,461	1,972,414
Liabilities included in disposal groups classified as held for sale	-	-	99,328	-	-	-	-	-	99,328
Total liabilities, current	1,120,087	91,504	249,533	49,913	28,042	14,676	414,526	103,461	2,071,742

Non-current liabilities
Other non-current financial liabilities	3,453,766	342,013	186,687	-	-	-	-	1,539,102	5,521,568
Non-current lease liabilities	114,984	55	346,524	-	1,661	130	22,382	26,404	512,140
Other non-current payables	22,814	-	9,714	-	-	-	18,049	-	50,577
Non-current accounts payable to related companies	15,400	-	-	-	-	-	7,581	-	22,981
Other long-term provisions	-	-	3,299	25,352	-	-	-	-	28,651
Deferred tax liabilities	1,289,086	-	29,744	-	7,193	-	217,601	-	1,543,624
Non-current provisions for employee benefits	-	-	-	-	1,209	-	85,253	-	86,462
Other non-current non-financial liabilities	-	-	63,574	6	-	-	10	-	63,590
Total non-current liabilities	4,896,050	342,068	639,542	25,358	10,063	130	350,876	1,565,506	7,829,593

Total liabilities	6,016,137	433,572	889,075	75,271	38,105	14,806	765,402	1,668,967	9,901,335

52

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

		03-31-2024			12-31-2023
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total current liabilities	1,235,909	867,821	2,103,730	1,030,309	1,041,433	2,071,742

Other current financial liabilities	284,458	819,805	1,104,263	124,220	958,305	1,082,525
U.S. dollar	197,031	735,932	932,963	116,665	818,617	935,282
Euros	36,579	35,252	71,831	-	72,415	72,415
Brazilian real	13,687	24,641	38,328	7,059	12,084	19,143
Argentine pesos	-	-	-	496	-	496
U.F.	37,161	23,980	61,141	-	55,189	55,189

Bank borrowings	182,140	284,426	466,566	86,243	388,779	475,022
U.S. dollar	131,874	224,533	356,407	79,184	304,280	383,464
Euros	36,579	35,252	71,831	-	72,415	72,415
Brazilian real	13,687	24,641	38,328	7,059	12,084	19,143

Other borrowings	102,318	535,379	637,697	37,977	569,526	607,503
U.S. dollar	65,157	511,399	576,556	37,481	514,337	551,818
Argentine pesos	-	-	-	496	-	496
U.F.	37,161	23,980	61,141	-	55,189	55,189

Current lease liabilities	9,936	29,210	39,146	16,911	30,331	47,242
U.S. dollar	3,633	8,283	11,916	3,184	8,031	11,215
Euros	27	82	109	24	71	95
Brazilian real	2,601	8,413	11,014	8,848	8,639	17,487
Mexican pesos	331	823	1,154	458	1,421	1,879
Other currencies	84	678	762	16	50	66
Chilean pesos	2,394	8,004	10,398	2,648	8,459	11,107
U.F.	866	2,927	3,793	1,733	3,660	5,393

Trade and other current payables	678,285	16,201	694,486	744,010	16,445	760,455
U.S. dollar	195,408	1	195,409	150,702	165	150,867
Euros	22,347	-	22,347	18,933	-	18,933
Brazilian real	67,559	16,060	83,619	72,204	16,280	88,484
Argentine pesos	23,421	-	23,421	46,403	-	46,403
Mexican pesos	23,447	140	23,587	18,336	-	18,336
Other currencies	15,042	-	15,042	14,609	-	14,609
Chilean pesos	294,261	-	294,261	381,289	-	381,289
U.F.	36,800	-	36,800	41,534	-	41,534

Accounts payable to related companies	9,062	-	9,062	6,958	-	6,958
U.S. dollar	119	-	119	-	-	-
Chilean pesos	8,943	-	8,943	6,958	-	6,958

Other short-term provisions	2,176	-	2,176	3,905	-	3,905
U.S. dollar	589	-	589	2,542	-	2,542
Chilean pesos	377	-	377	18	-	18
U.F.	1,210	-	1,210	1,345	-	1,345

Current tax liabilities	23,209	2,605	25,814	1,567	11,751	13,318
U.S. dollar	5,051	776	5,827	1,562	11,751	13,313
Euros	686	1,829	2,515	-	-	-
Brazilian real	-	-	-	5	-	5
Argentine pesos	17,053	-	17,053	-	-	-
Other currencies	1	-	1	-	-	-
Chilean pesos	418	-	418	-	-	-

Current provisions for employee benefits	6,541	-	6,541	7,863	-	7,863
Chilean pesos	6,541	-	6,541	7,863	-	7,863

Other current non-financial liabilities	123,329	-	123,329	25,547	24,601	50,148
U.S. dollar	99,091	-	99,091	6,868	-	6,868
Euros	149	-	149	61	-	61
Brazilian real	4,696	-	4,696	2,935	22,151	25,086
Argentine pesos	3,314	-	3,314	3,014	-	3,014
Mexican pesos	6,388	-	6,388	7,827	-	7,827
Other currencies	1	-	1	1	-	1
Chilean pesos	9,690	-	9,690	4,841	2,450	7,291

Liabilities included in disposal groups classified as held for sale	98,913	-	98,913	99,328	-	99,328
Brazilian real	98,913	-	98,913	99,328	-	99,328

53

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

		03-31-2024				12-31-2023
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,463,168	993,024	4,220,476	7,676,668	2,434,678	1,034,845	4,360,070	7,829,593

Other non-current financial liabilities	1,233,309	829,015	3,359,101	5,421,425	1,181,498	877,395	3,462,675	5,521,568
U.S. dollar	682,410	494,730	2,365,611	3,542,751	594,470	494,363	2,364,933	3,453,766
Euros	131,568	134,606	68,081	334,255	134,999	138,032	68,982	342,013
Brazilian real	152,635	7,116	-	159,751	155,703	30,984	-	186,687
U.F.	266,696	192,563	925,409	1,384,668	296,326	214,016	1,028,760	1,539,102

Bank borrowings	765,071	141,722	68,081	974,874	786,031	169,016	68,982	1,024,029
U.S. dollar	480,868	-	-	480,868	495,329	-	-	495,329
Euros	131,568	134,606	68,081	334,255	134,999	138,032	68,982	342,013
Brazilian real	152,635	7,116	-	159,751	155,703	30,984	-	186,687

Other borrowings	468,238	687,293	3,291,020	4,446,551	395,467	708,379	3,393,693	4,497,539
U.S. dollar	201,542	494,730	2,365,611	3,061,883	99,141	494,363	2,364,933	2,958,437
U.F.	266,696	192,563	925,409	1,384,668	296,326	214,016	1,028,760	1,539,102

Non-current lease liabilities	79,040	63,697	377,618	520,355	70,451	58,933	382,756	512,140
U.S. dollar	23,866	21,383	82,695	127,944	21,617	16,715	76,652	114,984
Euros	41	5	-	46	48	7	-	55
Brazilian real	34,945	32,093	290,609	357,647	20,403	26,754	299,367	346,524
Argentine pesos	-	-	-	-	-	-	-	-
Mexican pesos	1,283	32	-	1,315	1,386	275	-	1,661
Other currencies	55	-	-	55	96	34	-	130
Chilean pesos	12,006	4,142	1,070	17,218	15,933	4,661	1,788	22,382
U.F.	6,844	6,042	3,244	16,130	10,968	10,487	4,949	26,404

Non-current payable	46,147	-	-	46,147	27,763	-	22,814	50,577
U.S. dollar	23,109	-	-	23,109	-	-	22,814	22,814
Brazilian real	9,411	-	-	9,411	9,714	-	-	9,714
Chilean pesos	13,627	-	-	13,627	18,049	-	-	18,049

Non- current accounts payable to related companies	-	7,581	20,503	28,084	-	7,581	15,400	22,981
U.S. dollar	-	-	15,400	15,400	-	-	15,400	15,400
Chilean pesos	-	7,581	5,103	12,684	-	7,581	-	7,581

Other long-term provisions	29,169	78	-	29,247	28,543	108	-	28,651
Brazilian real	3,057	78	-	3,135	3,191	108	-	3,299
Argentine pesos	26,046	-	-	26,046	25,352	-	-	25,352
Chilean pesos	66	-	-	66	-	-	-	-

Deferred tax liabilities	948,005	82,635	463,254	1,493,894	985,219	82,142	476,263	1,543,624
U.S. dollar	933,470	81,057	444,317	1,458,844	758,669	81,004	449,413	1,289,086
Brazilian real	7,950	1,578	18,937	28,465	1,756	1,138	26,850	29,744
Mexican pesos	6,585	-	-	6,585	7,193	-	-	7,193
Chilean pesos	-	-	-	-	217,601	-	-	217,601

Non-current provisions for employee benefits	78,045	-	-	78,045	86,462	-	-	86,462
Mexican pesos	1,282	-	-	1,282	1,209	-	-	1,209
Chilean pesos	76,763	-	-	76,763	85,253	-	-	85,253

Other non-current non-financial liabilities	49,453	10,018	-	59,471	54,742	8,686	162	63,590
Brazilian real	48,673	10,018	-	58,691	54,726	8,686	162	63,574
Argentine pesos	5	-	-	5	6	-	-	6
Chilean pesos	775	-	-	775	10	-	-	10

54

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco MS Participações S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA.	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Agricola El Paque SpA.	(200)	-
Arauco Canada Limited.	(6,573)	684
Arauco Do Brasil S.A.	(3,573)	11,781
Arauco Florestal Arapoti S.A.	(2,089)	1,927
Arauco Forest Brasil S.A.	52,353	11,594
Arauco Industria de Mexico, S.A de C.V	4,091	13,164
Arauco MS Participações S.A.	(62,700)	-
E2E SpA.	(369)	(550)
Sonae Arauco S.A.	(5,082)	3,036
Others	(460)	51
Total reserve of exchange differences on translation	(24,602)	41,687

Effect of foreign exchange rates changes

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(8,477)	(8,034)
Reserve of exchange differences on translation (with non-controlling interests)	(26,984)	41,542

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts.

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.99%	4.74%
Amount of the interest cost capitalized, property, plant and equipment	284	53

55

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces interim consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

56

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	03-31-2024			12-31-2023
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.64114	98.64114
77.630.618-5	Agrícola San Carlos SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA.	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.64114	98.64114
77.630.629-0	Agrícola Trupán SpA.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.64114	98.64114
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA.	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.44979	99.54919	99.99898	0.44979	99.54919	99.99898
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99899	99.99899
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	8.51901	91.48006	99.99907	8.51901	91.48006	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	Dubai	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian Real	8.51902	91.48005	99.99907	0.20000	99.79898	99.99898
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Pulp Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83107	56.83107	-	56.83107	56.83107
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
76.869.577-0	E2E SpA.	Chile	Chilean Pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64114	98.64114	-	98.64114	98.64114
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA.	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA.	Chile	Chilean Pesos	-	96.25956	96.25956	-	87.65386	87.65386
-	Lemu Global Limited.	United Kingdom	U.S. Dollar	-	96.25956	96.25956	-	94.37831	94.37831
-	Lemu Inc.	United States	U.S. Dollar	-	96.25956	96.25956	-	94.37831	94.37831
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA.	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde Engenharia S.A.	Brazil	Brazilian Real	-	89.39060	89.39060	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. Dollar	-	99.99911	99.99911	-	99,99911	99,99911

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Monte Fresnos S.A.	Uruguay	U.S. dollar
Monte Fresnos A.A.R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Taurion S.A.	Uruguay	U.S. dollar
Taurion A.A.R.L.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

57

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these interim consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Salaries and bonuses	16,412	22,304
Per diem compensation to members of the Board of Directors	604	678
Termination benefits	891	1,061
Total	17,907	24,043

Related party receivables, current

		Nature of				03-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	14	10
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,628	2,113
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	-	-	217
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	183	-
Alxar Internacional SpA.	76.879.169-4	Common controlling parent	Chile	Chilean pesos	-	-	42
Sociedad Efecto Producciones Ltda.	77.131.710-3	Common matrix director	Chile	Chilean pesos	-	-	9
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	99	10
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	-	-	14
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	131	27
Softys Argentina S.A.	-	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	1,447	174
TOTAL						4,502	2,616

58

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Related party payables, current

		Nature of				03-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	6,545	6,017
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	52	319
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	-	444
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	-	-	5
Red to Green S.A.	86.370.800-1	Common stockholder	Chile	Chilean pesos	-	-	1
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	2	7
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	-	-	14
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	119	-
Vía Limpia SpA.	79.874.200-0	Common controlling parent	Chile	Chilean pesos	-	-	4
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	-	-	4
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	30 days	127	143
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	30 days	176	-
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	30 days	30	-
Roda SpA.	77.528.709-8	Indirect common controlling parent	Chile	Chilean pesos	30 days	11	-
TOTAL						9,062	6,958

Related party payables, non-current

		Nature of				03-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	Chilean pesos	12-31-27	7,581	7,581
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	Chilean pesos	12-31-54	5,103	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	On demand	15,400	15,400
TOTAL						28,084	22,981

Related party transactions

Purchases

		Nature of			Transaction	03-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	755	4,033
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	25,595	168,859
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Transport, stowage and port services	2,599	17,008
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	8,765	50,815
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	178	1,065
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Telephone services	145	922
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	56	1,187
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	Electrical Power	21	202
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	62	1,283
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	57	215
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Waste management service and other purchases	50	280

Sales

		Nature of			Transaction	03-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	315	430
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	6,051	23,162
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	34	226
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Leasings	232	405
Cartulinas CMPC S.A.	96.731.890-6	Common stockholder	Chile	Chilean pesos	Pulp	-	222
Softys Chile SpA.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	-	782
Forestal Mininco SpA.	91.440.000-7	Common stockholder	Chile	Chilean pesos	Pest control services and other sales	30	441
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	18	294
EMOAC SpA	76.208.888-6	Subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	225	2,125
Softys Argentina S.A.(Ex La Papelera del Plata S.A.)	-	Common shareholder of the parent company	Argentina	Argentine pesos	Pulp	2,256	15,534

Other transactions

		Nature of			Transaction	03-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Reales	Capital contribution	-	23,553
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	Chilean pesos	Capital contribution	5,896	1,509
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	-	222
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Issuance of new shares	-	15,400
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Capital contribution	-	9,230
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Borrowing capitalization	-	1,770
E2E SpA.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Borrowing capitalization	-	5,254
Tecverde Engenharia S.A.	-	Subsidiary of a joint venture	Brazil	U.S. dollar	Borrowing	-	2,668
E2E SpA.	76.879.577-0	Joint venture (actual subsidiary)	Chile	Chilean pesos	Borrowing	-	537

59

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

On March 17, 2023, Arauco took over control of the company E2E SpA., acquiring the remaining 50% interest. The payment for this transaction amounted to ThCLP$ 102.

NOTE 15. INVESTMENTS IN ASSOCIATES

In 2023, Arauco contributed capital to Falcão MS SPE S.A. for ThR$ 116,742 (equivalent to ThU.S.$ 23,553).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%

	03-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 58,294	ThU.S.$ 64,788

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%

	03-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 326	ThU.S.$ 451

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%

	03-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%

	03-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 1

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%

	03-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 34,605	ThU.S.$ 34,558

60

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of associates

	Assets
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale	Falcão	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	do Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
03-31-2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1	5,942	6,598	12,353	-	10	24,904
Non-current	118,406	2,364	74,616	81,520	-	62	276,968
Total of associates	118,407	8,306	81,214	93,873	-	72	301,872

	Liabilities and Equity
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale	Falcão	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	do Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	4,876	2,376	3,089	-	-	10,395
Non-current	-	1,800	20,338	20,161	-	35	42,334
Equity	118,353	1,630	58,500	70,623	-	37	249,143
Total of associates	118,407	8,306	81,214	93,873	-	72	301,872
03-31-2024
Income	-	1,201	2,533	2,490	-	-	6,224
Other income / expenses	(9,885)	(1,567)	(1,164)	(203)	-	-	(12,819)
Net profit or loss (continuing operations) of associates	(9,885)	(366)	1,369	2,287	-	-	(6,595)
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	(9,885)	(366)	1,369	2,287	-	-	(6,595)
Dividends received	-	-	-	-	-	-	-

	Assets
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale	Falcão	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	do Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
12-31-2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1	7,449	4,841	11,746	-	10	24,047
Non-current	131,395	2,188	77,284	169,486	4	62	380,419
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466

	Liabilities and Equity
					Consorcio
	Inversiones Puerto	Serv.Corporativos	Florestal Vale	Falcão	Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	do Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	54	6,021	1,743	4,238	-	-	12,056
Non-current	-	1,362	20,990	106,468	3	35	128,858
Equity	131,342	2,254	59,392	70,526	1	37	263,552
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466
03-31-2023
Income	-	1,380	2,275	-	-	-	3,655
Other income / expenses	(338)	(1,208)	(1,046)	10	-	(1)	(2,583)
Net profit or loss (continuing operations) of associates	(338)	172	1,229	10	-	(1)	1,072
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	(338)	172	1,229	10	-	(1)	1,072
Dividends received	-	-	-	-	-	-	-

61

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening balance as of January 1	423,611	365,671
Changes
Investment in joint ventures, additions (1)	-	23,553
Investment in joint ventures, additions (2)	5,896	55,885
Share of profit (loss) in investment in associates	(3,896)	3,990
Share of profit (loss) in investment in joint ventures	(4,583)	3,719
Dividends received, Investments in associates	-	(3,687)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(6,816)	9,467
Reclassification from (to) assets held for sale (3)	-	(29,102)
Other increase (decrease) in investment in associates and joint ventures	(1,732)	(5,885)
Total changes	(11,130)	57,940
Closing balance	412,481	423,611

Year 2024

(2) Forestal Arauco S.A., in the month of March 2024, made a contribution of non-monetary assets to Agrícola Fresno SpA for ThU.S.$ 5,896.

Year 2023

(1) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 116,742 that is equivalent to ThU.S.$ 23,553 for 116,741,636 shares.

(2) On January 9, 2023 Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 that is equivalent to ThU.S.$ 5,254 for 4,446,808 shares.

-Forestal Arauco S.A. and Agrícola San Carlos SpA. In March 2023 made a non-monetary assets contribution to Agrícola Fresno SpA for ThU.S.$ 1,509. For this contribution they subscribed 266,204 and 35,556 shares respectively. In the act, Agrícola San Carlos SpA sold the subscribed shares of Agrícola Fresno SpA to Forestal Arauco S.A., maintaining Forestal Arauco S.A. a 50% of share in Agrícola Fresno SpA.

-Arauco Bioenergía SpA., during the year 2023 made capital contributions to the company Parque Eólico Ovejera Sur SpA. for ThCLP$ 185,000 equivalent to ThU.S.$ 222 corresponding to 185 shares.

-Arauco Venture Limited., during the year 2023 acquired 51.1278% of TreeCo, Inc. shares, for a total of ThU.S.$ 48,900, which were carried out based on the committed agreements. As of March 31, 2024 the contribution paid was ThU.S.$ 11,000, through the capitalization of loan receivable for ThU.S.$ 1,770 and cash contributions for ThU.S.$ 9.230.

(3) Arauco Forest Brasil S.A. investment on Florestal Vale do Corisco S.A.

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	93,234	99,806
Carrying amount of investments in joint ventures accounted for using equity method	319,247	323,805
Total investment accounted for using equity method	412,481	423,611

62

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of March 31, 2024 and December 31, 2023 are reported below:

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (entities that classify as Arauco’s joint operation in Uruguay), acquired all the shares and social rights of four companies owned by Global Timber Spain SLU and Global Timber International LLC. The acquired companies are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada. These companies together own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus trees.

On September 13, 2023, Arauco, through its United Kingdom investment company Arauco Ventures Ltd., acquired 51.1278% of the company TreeCo, Inc. in the United States. This company is engaged in research aimed at development and studies focusing on the development and commercial application of genome editing, biotechnology and forest genetics technologies and/or knowledge, including in vitro and ex vitro plant propagation, tissue culture and clone delivery, plant establishment, wood property analysis and development or sale of clones, seedlings and trees for application to forestry. The price agreed for the shares representing the aforementioned shareholding percent is ThU.S.$ 48,900, payable based on the committed agreements. At the closing of these financial statements the amount paid was ThU.S.$ 11,000.

Arauco initially recorded this acquisition based on the information available to date, making a preliminary determination of the allocation of fair values. The amounts were considered provisional amounts and may be adjusted during the measurement period of this acquisition to reflect new information obtained about facts and circumstances existing at the date of the acquisition which, if known, would have affected the measurement of the amounts recognized at that date.

As of January 9, 2023, Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 (equivalent to ThU.S.$ 5,254).

As of March 31, 2024 and 2023, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

63

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Celulosa y Energía Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	403,023	77,722	408,066	44,798
Non-current	1,937,322	130,989	1,948,800	133,661
Equity	-	2,131,634	-	2,178,407
Total joint arrangement	2,340,345	2,340,345	2,356,866	2,356,866
Investment	1,065,817		1,089,204

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	234,752	293,029
Expenses	(166,063)	(156,224)
Joint arrangement net income (loss)	68,689	136,805

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	50,725	6,081	51,173	5,911
Non-current	150,938	1,958	150,619	3,931
Equity	-	193,624	-	191,950
Total joint arrangement	201,663	201,663	201,792	201,792
Investment	96,813		95,975

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	292	270
Expenses	1,384	2,192
Joint arrangement net income (loss)	1,676	2,462

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	216,664	297,991	150,509	223,974
Non-current	1,109,248	107,705	965,695	116,226
Equity	-	920,216	-	776,004
Total joint arrangement	1,325,912	1,325,912	1,116,204	1,116,204
Investment	460,107		388,002

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	80,251	69,685
Expenses	(56,952)	(56,743)
Joint arrangement net income (loss)	23,299	12,942

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Zona Franca Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	9,672	92,129	6,842	90,235
Non-current	423,983	-	425,634	-
Equity	-	341,526	-	342,241
Total joint arrangement	433,655	433,655	432,476	432,476
Investment	170,763		171,121

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	5,511	5,286
Expenses	(6,226)	(5,920)
Joint arrangement net income (loss)	(715)	(634)

64

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	19,040	4,713	16,898	4,397
Non-current	39,541	5,107	39,854	5,142
Equity	-	48,761	-	47,213
Total joint arrangement	58,581	58,581	56,752	56,752
Investment	24,381		23,607

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	13,472	10,372
Expenses	(11,924)	(10,360)
Joint arrangement net income (loss)	1,548	12
Other comprehensive income	-	-
Comprehensive income	1,548	12
Dividends	-	-

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	275,103	205,999	274,085	202,434
Non-current	689,530	347,869	705,465	346,471
Equity	-	410,765	-	430,645
Total joint arrangement	964,633	964,633	979,550	979,550
Net assets	185,318		194,762
Net asset adjustment (goodwill)	20,065		20,561
Investment	205,383		215,323

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	240,614	305,842
Expenses	(249,968)	(284,049)
Joint arrangement net income (loss)	(9,354)	21,793
Other comprehensive income	-	-
Comprehensive income	(9,354)	21,793
Dividends	-	-

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	333	58	245	77
Non-current	3,910	405	4,240	225
Equity	-	3,780	-	4,183
Total joint arrangement	4,243	4,243	4,485	4,485
Investment	1,890		2,091

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(4)	(78)
Joint arrangement net income (loss)	(4)	(78)
Other comprehensive income	-	-
Comprehensive income	(4)	(78)
Dividends	-	-

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	139	422	301	95
Non-current	3,065	-	3,103	-
Equity	-	2,782	-	3,309
Total joint arrangement	3,204	3,204	3,404	3,404
Investment	1,392		1,655

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(47)	(10)
Joint arrangement net income (loss)	(47)	(10)
Other comprehensive income	-	-
Comprehensive income	(47)	(10)
Dividends	-	-

65

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

	03-31-2024		02-28-2023
	Assets	Liabilities	Assets	Liabilities
E2E SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	-	7,693	20,282
Non-current	-	-	21,411	2,520
Equity	-	-	-	6,302
Total joint arrangement	-	-	29,104	29,104
Investment	-		3,151

	03-31-2024	02-28-2023
	ThU.S.$	ThU.S.$
Income	-	224
Expenses	-	(1,244)
Joint arrangement net income (loss)	-	(1,020)
Other comprehensive income	-	-
Comprehensive income	-	(1,020)
Dividends	-	-

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	501	1,988	765	2,225
Non-current	4,634	-	4,981	-
Equity	-	3,147	-	3,521
Total joint arrangement	5,135	5,135	5,746	5,746
Investment	1,574		1,761

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(37)	6
Joint arrangement net income (loss)	(37)	6
Other comprehensive income	-	-
Comprehensive income	(37)	6
Dividends	-	-

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	15,624	11,714	2,939	7,558
Non-current	99,202	1,729	96,303	1,159
Equity	-	101,383	-	90,525
Total joint arrangement	114,826	114,826	99,242	99,242
Investment	50,692		45,263

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(934)	416
Joint arrangement net income (loss)	(934)	416
Other comprehensive income	-	-
Comprehensive income	(934)	416
Dividends	-	-

	03-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	3,168	-	3,500	-
Non-current	92,143	-	92,143	-
Equity	-	95,311	-	95,643
Total joint arrangement	95,311	95,311	95,643	95,643
Investment	48,730	-	48,900	-

	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(332)	-
Joint arrangement net income (loss)	(332)	-
Other comprehensive income	-	-
Comprehensive income	(332)	-
Dividends	-	-

66

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in 2023, leaving a balance of ThU.S.$ 3,639 as of March 31, 2024.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of celulose pulp, which to date is ThU.S.$ 127,260. (ThU.S.$ 127,260 as of December 31, 2023).

The premises included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023 the decision to suspend the manufacturing pulp process at the Licancel mill (Chile). As of March 31, 2024, the Licancel mill impairment provision was recognized for a total of ThU.S.$ 61,039 (ThU.S.$ 61,039 as of December 31, 2023), which includes Property, plant and equipment and Inventory of spare parts.

In 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserraderos Horcones II in Chile, which remains to date.

As of December 31, 2023, impairment provisions associated with sales and recoveries from property, plant and equipment from the subsidiaries of United States, impairment provisions associated with from property, plant and equipment were reversed for a total of ThU.S.$ 7,113.

All impairment provision charges are presented in the interim consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	03-31-2024	12-31-2023
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	391,991	324,350
Impairment loss recognized in profit or loss	-	70,610
Reversal of impairment loss recognized in profit or loss	(467)	(7,899)
Increase (decrease) in foreign exchange	(2,088)	4,930
Closing balance	389,436	391,991

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

	03-31-2024	12-31-2023
Changes in impairment provision from impaired assets	ThU.S.$	ThU.S.$
Opening balance	43,650	33,324
Impairment loss recognized in profit or loss	184	20,317
Reverse of impairment recognized loss in profit or loss	(555)	(10,197)
Increase (decrease) in foreign exchange	(129)	206
Closing balance	43,150	43,650

67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 57,626 (ThU.S.$ 55,891 on December 31, 2023), as shown below:

	03-31-2024	12-31-2023
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,672	40,726
Arauco do Brasil S.A. (Pien mill)	13,985	14,433
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Eufores S.A.	2,237	-
Closing balance	57,626	55,891

	03-31-2024	12-31-2023
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	55,891	54,800
Increase (decrease) impairment	2,237	-
Increase (decrease) in foreign exchange	(502)	1,091
Closing balance	57,626	55,891

The increase due to business combination of ThU.S.$ 2,237 corresponds to forestry companies acquired by the company Eufores S.A., which is a joint operation in Uruguay (see Note 16).

Of the total of goodwill, ThU.S.$ 40,672 (ThU.S.$ 40,726 as of December 31, 2023) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, there is a goodwill of ThU.S.$ 13,985 (ThU.S.$ 14,433 as of December 31, 2023).

The recoverable amount for the Pien mill’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of March 31, 2024 and December 31, 2023, the carrying value of the goodwill of the plants did not exceed their recoverable value.

68

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco SpA.

On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco SpA., The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco SpA., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus CLP$575,000,000 (equal to ThU.S.$ 656 as of March 31, 2024) in compensation for damages. In the alternative, it claims (a) CLP$11,189,270,050 (equivalent to ThU.S.$ 12,757 as of March 31, 2024), for actual damages; (b) CLP$ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) CLP$5,000,000,000 (equivalent to ThU.S.$ 5,700 as of March 31, 2024) for moral damages.

On August 28, 2018, the claim was served on all the defendants, with the exception of Servicios Logísticos Arauco SpA.

Five years after the lawsuit was filed, on September 7, 2023, ASODUCAM amended its claim, withdrawing it with respect to Servicios Logísticos Arauco SpA.

On October 6, 2023, two motions to declare the abandonment of proceedings were filed: one by Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A., and the other by Forestal Arauco S.A. These motions were dismissed on November 24, 2023. These resolutions were then challenged by motions to reconsideration, with appeals. The motions for reconsideration were dismissed on December 12, 2023, and the direct appeals were admitted on that same date, forwarding the case to the Court of Appeals of Talca (Docket Nos. C-2258-2023 and C-2259-2023). On February 1, 2024, both appeals were joined and the case is now ready to be heard by the appellate court.

In case No. 31.570-2022, processed before the Supreme Court, reviewing a cassation appeal on the merits (recurso de casación en el fondo), which pertains to the same facts of this trial under No. C-757-2018, and in which case the litigating parties Asoducam et al, and Maderas Arauco S.A. and Celulosa Arauco y Constitución S.A., the parties reached a settlement, as evidenced by the minutes dated November 22, 2023. Pursuant to this settlement, which did not imply a payment or disbursement for Arauco, the parties agreed to the withdrawal of the claim by Asoducam, which should have materialized no later than January 22, 2024. To date, this has not occurred, which is why, on January 29, 2024, Maderas Arauco S.A. and Celulosa Arauco y Constitución S.A. informed the Judge of Constitución, in case C-757-2018, of the abandonment by Asoducam, as agreed in the minutes.

On January 31, 2024, the court decided not to give a rise to the last presentation. An appeal for reconsideration and subsidy appeal was filed against said resolution, which is being processed and in a state of relation before the I. Court of Appeals of Talca.

69

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

On February 5, 2024, Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. formally objected to a transaction exception and, in subsidy, answered the lawsuit. For its part, Forestal Arauco S.A. directly answered the lawsuit presented by ASODUCAM.

As of this date, the discussion phase of this case has concluded and the settlement hearing was held on April 18, 2024. The court must now initiate the evidentiary stage of this case, which is still pending.

Forestal Arauco S.A.

On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

On September 2, 2022, the company filed a motion for abandonment of proceedings, the resolution of which is still is pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of March 31, 2024, Arauco has not established any provision for this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2021 for its local operations in the provinces of Misiones and Buenos Aires.

70

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. Currently, both proposals are in process.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 508 as of March 31, 2024) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) On November 8, 2021, the Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A. The company presented the appropriate administrative defense at that time.

71

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

On July 20, 2015, Arauco do Brasil was notified of the first administrative level decision, which partially ratified the sanction. Faced with this, Arauco filed an appeal ("Voluntary Appeal") before the CARF (Conselho Administrativo de Recursos Fiscais do Brasil), which is the second administrative level.

On May 16, 2017, the CARF reduced the contingency for Arauco, because it upheld some of the Company's arguments, but maintained other charges. On September 27, 2018, Arauco was notified of the CARF's decision, so it filed a motion for clarification, seeking to have some points of the decision clarified. On January 25, 2019, CARF declared that there would be no clarifications or omissions to be provided, so the deadline to file the last administrative appeal ("Special Appeal") commenced. This appeal was filed before the CARF Superior Chamber of Fiscal Resources (“CSRF”) on February 11, 2019, reiterating the Company's defense allegations regarding the upheld issues and charges.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 6,896 as of March 31, 2024). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 734 as of March 31, 2024) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (ThU.S.$ 1,714 as of March 31, 2024).

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 8,428 as of March 31, 2024). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 5,307 as of March 31, 2024). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 3,120 as of March 31, 2024).

On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

72

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of March 31, 2024, Arauco has not established any provision for this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 16,789 as of March 31, 2024) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 8,583 as of March 31, 2024) was fully reversed.

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco.

In October 2023, the special appeal was rejected. In November 2023, the contractor firm lodged an appeal, seeking admissibility.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 5,128 as of March 31, 2024), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 16,617 as of March 31, 2024); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 184 as of March 31, 2024); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S.$ 20,614 as of March 31, 2024), $ 66,250,020 (ThU.S.$ 3,989 as of March 31, 2024), $ 46,389,980 (ThU.S.$ 2,793 as of March 31, 2024) and $ 11,457,000 Mexican pesos (ThU.S.$ 690 as of March 31, 2024), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 436,669,190 Mexican pesos (ThU.S.$ 26,292 as of March 31, 2024).

73

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of March 31, 2024, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of March 31, 2024 and December 31, 2023 are as follows:

	03-31-2024	12-31-2023
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	2,176	3,905
Provisions for litigations	485	440
Other short-term provisions	1,691	3,465
Long-term provisions, non-Current	29,247	28,651
Provisions for litigations	29,247	28,651
Total provisions	31,423	32,556

	03-31-2024
	Litigations	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,091	3,465	32,556
Changes in provisions
Additional provisions	1,140	315	1,455
Used provisions	(312)	(1,954)	(2,266)
Increase (decrease) in foreign exchange	(161)	(134)	(295)
Other increases (decreases)	(26)	(1)	(27)
Total changes	641	(1,774)	(1,133)
Closing balance	29,732	1,691	31,423

	12-31-2023
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	39,668	10,551	50,219
Changes in provisions
Additional provisions	27,732	-	27,732
Increase due to business combination	87	-	87
Used provisions	(1,743)	(5,440)	(7,183)
Reversal of unused provision	(32,276)	(1,676)	(33,952)
Increase (decrease) in foreign exchange	(3,524)	30	(3,494)
Other increases (decreases)	(31)	-	(31)
Decrease through transfer to liabilities included in disposal groups classified as held for sale	(822)	-	(822)
Total changes	(10,577)	(7,086)	(17,663)
Closing balance	29,091	3,465	32,556

(*) The increase in litigations is mainly made up of ThU.S.$ 25,098 (subsidiaries in Brazil) for civil and labor lawsuits. In addition, the decrease legal litigations correspond mainly to the reversal of the provision for a lawsuit with a supplier in the Arauco do Brasil S.A.

(**) The decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 o Arauco mill and the decrease in the balance of the provision for negative equity of E2E SpA.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

74

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	03-31-2024	12-31-2023
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	63,327	66,431
Intangible assets under development (IT programs)	2,793	2,793
Computer software	20,360	21,429
Water rights	4,426	4,999
Customer relationship	18,161	19,457
Other identifiable intangible assets	17,587	17,753
Classes of intangible assets, gross	229,967	232,484
Intangible assets under development (IT programs)	2,793	2,793
Computer software	125,629	124,794
Water rights	4,426	4,999
Customer relationship	74,822	75,337
Other identifiable intangible assets	22,297	24,561
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(166,640)	(166,053)
Accumulated amortization and impairment, intangible assets	(166,640)	(166,053)
Computer software	(105,269)	(103,365)
Customer relationship	(56,661)	(55,880)
Other identifiable intangible assets	(4,710)	(6,808)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2024
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,429	4,999	19,457	17,753	66,431
Changes
Additions	610	494	-	-	32	1,136
Disposals	-	-	(573)	-	-	(573)
Amortization	-	(2,172)	-	(1,170)	(152)	(3,494)
Increase (decrease) in foreign exchange	-	(13)	-	(126)	(46)	(185)
Other increases (decreases)	(610)	622	-	-	-	12
Changes total	-	(1,069)	(573)	(1,296)	(166)	(3,104)
Closing balance	2,793	20,360	4,426	18,161	17,587	63,327

	12-31-2023
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	5,076	22,323	5,185	24,015	16,840	73,439
Changes
Additions	2,273	4,035	-	-	744	7,052
Additions through business combination	-	190	-	-	1,140	1,330
Disposals	(356)	(880)	(186)	-	-	(1,422)
Amortization	-	(8,726)	-	(4,681)	(659)	(14,066)
Impairment los recognised in profit or loss	-	-	-	-	(195)	(195)
Increase (decrease) in foreign exchange	-	312	-	124	(117)	319
Other increases (decreases)	(4,200)	4,290	-	(1)	-	89
Decrease through classified as held for sale	-	(115)	-	-	-	(115)
Changes total	(2,283)	(894)	(186)	(4,558)	913	(7,008)
Closing balance	2,793	21,429	4,999	19,457	17,753	66,431

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the interim consolidated statements of profit or loss under the administrative expenses line item.

75

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of March 31, 2024, Arauco had a total surface of 1.76 million hectares of which 976 thousand hectares are used for forestry planting, 512 thousand hectares are native forest, 114 thousand hectares are used for other purposes and 158 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant & equipment, Forest plantations are presented in Biological Assets.

For the three-months period ended March 31, 2024, the production volume of logs totaled 5.1 million m3 (4.3 million m3 as of March 31, 2023).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income per function, which as of March 31, 2024 amounted to ThU.S.$ 4,911 (ThU.S.$ 52,622 as of March 31, 2023). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of March 31, 2024 amounted to ThU.S.$ 66,407 (ThU.S.$ 60,076 as of March 31, 2023).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

76

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

- The discount rates used are 7.0% in Chile, 8.3% Brazil, 22.6% in Argentina and 9% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(110,889)
	-0.5	118,132
Margins (%)	10	456,106
	-10	(456,106)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the interim consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of March 31, 2024, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

77

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Current and non-current biological assets

As of the date of these interim consolidated financial statements, the current and non-current biological assets were as follows:

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	387,733	370,957
Non-current	2,651,350	2,651,622
Total	3,039,083	3,022,579

Reconciliation of carrying amount of biological assets

	03-31-2024
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	(2,474)	89,681	87,207
Additions through acquisition	-	131,408	131,408
Sales	(3)	(1,599)	(1,602)
Harvest	(32,730)	-	(32,730)
Increases (decreases) in foreign exchange	(2,242)	(4,826)	(7,068)
Loss of forest due to fires	-	(1,869)	(1,869)
Transfers from non-current to current	32,501	(32,501)	-
Other increases (decreases)	-	(932)	(932)
Changes in fair value	19,250	(89,953)	(70,703)
Gain (losses) arising from changes in fair value minus sale costs (*)	-	(13,735)	(13,735)
Sales	-	(1,835)	(1,835)
Harvest	(55,675)	-	(55,675)
Loss of forest due to fires	-	542	542
Transfers from non-current to current	74,925	(74,925)	-
Total changes	16,776	(272)	16,504
Closing balance	387,733	2,651,350	3,039,083

	12-31-2023
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	(3,401)	163,890	160,489
Additions through acquisition	1,570	416,792	418,362
Sales	(168)	(6,167)	(6,335)
Harvest	(147,901)	-	(147,901)
Increases (decreases) in foreign exchange	(4,032)	20,039	16,007
Loss of forest due to fires	(1,652)	(63,353)	(65,005)
Transfers to non-current assets held for sale	(11,022)	(43,939)	(54,961)
Transfers from non-current to current	159,804	(159,804)	-
Other increases (decreases)	-	322	322
Changes in fair value	43,923	(377,203)	(333,280)
Gain (losses) arising from changes in fair value minus sale costs	-	264,477	264,477
Sales	(51)	(5,736)	(5,787)
Harvest	(322,232)	-	(322,232)
Loss of forest due to fires	-	(43,721)	(43,721)
Transfers to non-current assets held for sale	(48,148)	(177,869)	(226,017)
Transfers from non-current to current	414,354	(414,354)	-
Total changes	40,522	(213,313)	(172,791)
Closing balance	370,957	2,651,622	3,022,579

Regarding the fires that occurred in Chile in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos, 47 thousand hectares of productive forest plantations of Arauco were affected. During 2023, management was carried out that allowed to recover an approximate equivalent to 12 thousand hectares.

As of March 31, 2024, a forest fire loss net of insurance compensation of U.S.$ 17 million was recognized for the fires in Chile, reducing the gross value of the biological assets, which represented 3.2% of the value of the forest plantations of Arauco.

78

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of March 31, 2024 and December 31, 2023 Arauco had made and / or had committed the following disbursements in major environmental projects:

79

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

03-31-2024		Disbursements undertaken 2023				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	233	Assets	Properties, plants and equipments	2,995	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	406	Assets	Properties, plants and equipments	3,102	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,854	Assets	Properties, plants and equipments	11,218	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	3,020	Expense	Operating costs	16,025	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,717	Expense	Operating costs	13,680	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,023	Assets	Properties, plants and equipments	1,169	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Expense	Operating costs	309	2024
Forestal Arauco S.A.	Environmental improvement studies	In process	438	Expense	Operating costs	1,347	2024
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	444	Assets	Properties, plants and equipments	120	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	75	Assets	Properties, plants and equipments	2,625	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,870	Assets	Properties, plants and equipments	783	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	185	Assets	Properties, plants and equipments	64	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	14,633			53,438

12-31-2023		Disbursements undertaken 2023				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,624	Assets	Properties, plants and equipments	608	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	9,095	Assets	Properties, plants and equipments	4,019	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,102	Assets	Properties, plants and equipments	13,072	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,046	Expense	Operating costs	-	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,397	Expense	Operating costs	-	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,395	Assets	Properties, plants and equipments	918	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,677	Expense	Operating costs	127	2024
Forestal Arauco S.A.	Environmental improvement studies	Finished	336	Expense	Operating costs	-	2023
Forestal Arauco S.A.	Environmental improvement studies	In process	1,895	Expense	Operating costs	1,785	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	654	Assets	Properties, plants and equipments	52	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Properties, plants and equipments	2,650	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,854	Assets	Properties, plants and equipments	697	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	856	Assets	Properties, plants and equipments	-	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,984	Assets	Properties, plants and equipments	-	2023
		TOTAL	66,164			23,928

80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (“IAIL”, and jointly with Celulosa Arauco, the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale are all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares of this associate.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests does not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

The total price of the agreed purchase amounts to the sum of ThU.S.$ 1,160,000, payable on the closing date of the transaction (the “Closing”). The purchase price is subject to customary adjustments in this type of transactions, depending on factors such as working capital, net debt and the amount of standing timber of pine and eucalyptus of the Brazilian forestry companies, existing at the Closing. Furthermore, the Closing would be subject to the fulfillment of the usual conditions precedent for this type of operation, among which is the authorization by the Brazilian antitrust authorities (Consejo Administrativo de Defensa Económica or “CADE”).

It has been preliminarily estimated that, should the transaction close, it will have a positive effect on earnings for 2024 of approximately US$ 130 million after taxes (plus the reverse of the deferred tax recorded in 2023 and mentioned later in this Note), resulting from the sale of the shares and interests in the Brazilian forestry companies.

Given the above conditions and effective as of March 31, 2024, the assets and liabilities associated with this operation have been reclassified to Assets and Liabilities held for sale, in accordance with IFRS 5.

Prior to the reclassification to held for sale and as prescribed by IFRS 5, Arauco assessed whether at that date it was necessary to conduct an adjustment to bring such assets to the lower of their book value and realizable value, resulting in no adjustment to be recorded (the value of the sale is higher than the book value).

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

81

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

	03-31-2024	12-31-2023
Assets classified as held for sale	ThU.S.$	ThU.S.$
Cash and cash equivalents	9,828	9,852
Other non-financial assets	2,840	5,113
Trade and other receivables	4,184	2,879
Inventories	13,210	13,780
Biological assets	285,978	281,823
Tax assets	1,360	1,348
Intangible assets other tan goodwill	102	115
Property, plant and equiment	68,027	68,040
Right of use assets	16,411	17,308
Investments accounted using the equity method	28,665	29,102
Assets classified as held for sale (*)	426,605	429,360

(*) Of the ThU.S.$ 426,605 (ThU.S.$ 429,360 as of December 31, 2023), only ThU.S.$ 180 correspond to assets other than the sale operation that will be carried out by the Brazilian companies.

	03-31-2024	12-31-2023
Liabilities classified as held for sale	ThU.S.$	ThU.S.$
Other non-financial liabilities	904	1,040
Trade and other payables	8,513	7,834
Tax liabilities	1,557	3,430
Lease liabilities	17,948	18,795
Payables and other accounts payables	1	1
Other provisions	737	822
Deferred tax liabilities	69,253	67,406
Liabilities classified as held for sale	98,913	99,328

As of March 31, 2024, the Company has recognized net deferred tax assets of ThU.S.$83,213 (ThU.S.$ 78,061 as of December 31, 2023) resulting from the proposed sale transaction. These deferred taxes reflect the difference between the financial book value and tax value of the companies to be sold, which were not previously recorded in accordance with IAS 12. This value is comprised of a credit to earnings for 2024 of ThU.S.$3,099 (charge of ThU.S.$57,110 as of December 31, 2023) and a credit to conversion reserves of ThU.S.$2,053 (ThU.S.$135,171 as of December 31, 2023) (see note 6). These deferred taxes will be subsequently allocated to the tax result that will be generated at the closing of the sale of the aforesaid investments.

82

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of March 31, 2024 and December 31, 2023, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	03-31-2024		12-31-2023
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss (held for trading)	160,062	160,062	132,869	132,869
Derivative (1)	39	39	61	61
Mutual funds (1)	160,023	160,023	132,808	132,808

Financial assets at amortized cost	1,495,772	1,495,772	1,551,929	1,551,929
Cash and cash equivalents (amortized cost)	445,275	445,275	437,200	437,200
Cash	286,908	286,920	338,033	338,033
Time deposits	158,367	158,355	99,167	99,167
Accounts receivable (net)	1,001,673	1,001,673	1,099,403	1,099,403
Trade receivables	792,173	792,173	688,134	688,134
Lease receivable	73,425	73,425	80,925	80,925
Sundry debtors	8,927	8,927	11,320	11,320
Other receivables	55,618	55,618	248,217	248,217
Prepayments	71,530	71,530	70,807	70,807
Accounts receivable from related parties	4,502	4,502	2,616	2,616

Other financial assets (2)	44,322	44,322	12,710	12,710

Hedging assets	6,826	6,826	41,044	41,044

Financial liabilities at amortized cost (3)	7,633,842	7,287,044	7,896,442	7,227,349
Bonds issued denominated in U.S. dollars	3,409,313	3,057,484	3,402,747	2,936,324
Bonds issued denominated in U.F. (4)	1,445,809	1,409,381	1,594,291	1,323,194
Bank borrowings in U.S. dollars	837,275	888,362	878,793	933,723
Bank borrowings in other currencies	604,165	594,537	620,258	633,755
Lease liabilities	559,501	559,501	559,382	559,382
Trade and other payables	740,633	740,633	811,032	811,032
Accounts payable to related parties	37,146	37,146	29,939	29,939

Financial liabilities at fair value through profit or loss	33	33	498	498

Hedging liabilities	229,093	229,093	107,506	107,506

(1) Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2) Corresponds to the balance of assets from margin call for current derivatives (collateral).

(3) Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4) The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of March 31, 2024 and December 31, 2023, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	03-31-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	39	-	39	-
Mutual Funds	160,023	160,023	-	-

Hedging assets	6,826	-	6,826	-

Financial liabilities at fair value through profit or loss	33	-	33	-

Hedging liabilities	229,093	-	229,093	-

	12-31-2023	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	61		61	-
Mutual Funds	132,808	132,808	-	-

Hedging assets	41,044	-	41,044	-

Financial liabilities at fair value through profit or loss	498	-	498	-

Hedging liabilities	107,506	-	107,506	-

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

84

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these interim consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Interest bearing borrowings, current (a)	1,115,825	1,120,904
(+) Other current financial liabilities	1,104,263	1,082,525
(+) Current lease liabilities	39,146	47,242
(-) Current hedging liabilities + current financial liabilities through profit or loss	27,584	8,863
Interest bearing borrowings, non-current (b)	5,740,238	5,934,567
(+) Other non-current financial liabilities	5,421,425	5,521,568
(+) Non-current lease liabilities	520,355	512,140
(-) Non-current hedging liabilities + non-current financial liabilities through profit or loss	201,542	99,141
Financial debt total (a+b) = (c)	6,856,063	7,055,471

Cash and cash equivalents	605,298	570,008
Other current financial assets	38,059	45,604
Total cash (d)	643,357	615,612

Net financial debt (e)	6,212,706	6,439,859

Equity attributable to parent company	8,038,443	8,002,446
Non-controlling interests	6,845	6,583
Total equity (f)	8,045,288	8,009,029

Debt to equity ratio (e/f) = (g)	0.77	0.80

(a)	Other current financial liabilities + current lease liabilities – (current hedging liabilities + current financial liabilities through profit or loss).
(b)	Other non-current financial liabilities + non-current lease liabilities – (non-current hedging liabilities + non-current financial liabilities through profit or loss).
(c)	Interest bearing borrowings, current + interest bearing borrowings, non-current.
(d)	Cash and cash equivalents + other current financial assets.
(e)	Total financial debt – total cash.
(f)	Equity attributable to parent company + non-controlling interests.
(g)	Net financial debt / total equity.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	6,525,688	6,604,093
Other current financial liabilities	1,104,263	1,082,525
Other non-current financial liabilities	5,421,425	5,521,568

Lease liabilities (b)	559,501	559,382
Current lease liabilities	39,146	47,242
Non-current lease liabilities	520,355	512,140
Financial liabilities at fair value through profit or loss	33	498

Hedging liabilities (c)	229,093	107,506
Swaps	229,088	107,502
Forward	5	4
Financial debt total (a+b+c) = (d)	6,856,063	7,055,471

Cash and cash equivalents	605,298	570,008
Total Cash (e)	605,298	570,008

Net financial debt (d-e) = (f)	6,250,765	6,485,463

Equity attributable to parent company	8,038,443	8,002,446
Non-controlling interests	6,845	6,583
Total equity (g)	8,045,288	8,009,029

Debt to equity ratio (f/g) = (h)	0.78	0.81

(a)	Other current financial liabilities + other non-current financial liabilities.
(b)	Current lease liabilities + non-current lease liabilities.
(c)	Swaps + forwards.
(d)	Other financial liabilities + lease liabilities + financial liabilities at fair value through profit or loss + Hedging liabilities.
(e)	Cash and cash equivalents + other current financial assets.
(f)	Total financial debt – total cash.
(g)	Equity attributable to parent company + non-controlling interests.
(h)	Net financial debt / total equity.

86

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the interim consolidated statements of financial position as of March 31, 2024 and December 31, 2023:

	03-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	74,734	535,379	610,113	266,696	687,293	3,291,020	4,245,009	4,855,122
Bank borrowings	182,140	284,426	466,566	765,071	141,722	68,081	974,874	1,441,440
Swap and Forward	27,584	-	27,584	201,542	-	-	201,542	229,126
Total other financial liabilities (a)	284,458	819,805	1,104,263	1,233,309	829,015	3,359,101	5,421,425	6,525,688

	03-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	9,936	29,210	39,146	79,040	63,697	377,618	520,355	559,501
Total lease liabilities (b)	9,936	29,210	39,146	79,040	63,697	377,618	520,355	559,501

	03-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	678,285	16,201	694,486	46,147	-	-	46,147	740,633
Accounts payable to related companies	9,062	-	9,062	-	7,581	20,503	28,084	37,146
Total accounts payable (c)	687,347	16,201	703,548	46,147	7,581	20,503	74,231	777,779
Total financial liabilities (a) + (b) + (c)	981,741	865,216	1,846,957	1,358,496	900,293	3,757,222	6,016,011	7,862,968

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	569,526	598,640	296,326	708,379	3,393,693	4,398,398	4,997,038
Bank borrowings	86,243	388,779	475,022	786,031	169,016	68,982	1,024,029	1,499,051
Swap and Forward	8,863	-	8,863	99,141	-	-	99,141	108,004
Total other financial liabilities (a)	124,220	958,305	1,082,525	1,181,498	877,395	3,462,675	5,521,568	6,604,093

	03-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382
Total lease liabilities (b)	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382

	03-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	744,010	16,445	760,455	27,763	-	22,814	50,577	811,032
Accounts payable to related companies	6,958	-	6,958	-	7,581	15,400	22,981	29,939
Total accounts payable (c)	750,968	16,445	767,413	27,763	7,581	38,214	73,558	840,971
Total financial liabilities (a) + (b) + (c)	892,099	1,005,081	1,897,180	1,279,712	943,909	3,883,645	6,107,266	8,004,446

87

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.4       Derivative instruments

Hedging instruments recorded as of March 31, 2024 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the interim consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in interim consolidated statement of changes in equity as other comprehensive income or the interim consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim consolidated statements of financial position as of March 31, 2024 and December 31, 2023, is presented below:

Financial instruments	03-31-2024 Fair value ThU.S.$	12-31-2023 Fair value ThU.S.$
Financial assets at fair value through profit or loss	39	61
Derivatives (1)	39	61

Hedging assets	6,826	41,044
Derivatives (1)	2,659	7,533
Cross Currency Swaps (2)	4,167	33,511

Financial liabilities at fair value through profit or loss	(33)	(498)
Derivatives (1)	(33)	(2)
Forward	-	(496)

Hedging liabilities	(229,093)	(107,506)
Derivatives (1)	(193)	(1,201)
Cross currency swaps (2)	(228,900)	(106,305)

(1)	Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

88

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.4.1.Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of March 31, 2024 and December 31, 2023:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

						03-31-2024	12-31-2023
Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
F	BCI	21,000,013	545,455	10-30-2021	10-30-2029	416	2,400
F	Scotiabank	21,025,232	545,455	10-30-2021	10-30-2029	559	2,674
F	Banco de Chile	20,714,763	545,455	4-30-2019	10-30-2029	1	1,998
F	BCI	20,933,693	545,455	4-30-2023	10-30-2029	(62)	1,922
F	BCI	20,959,872	545,455	4-30-2023	10-30-2029	(84)	1,901
F	BCI	20,520,850	545,455	4-30-2023	10-30-2029	286	2,273
F	BCI	20,714,761	545,455	4-30-2023	10-30-2029	118	2,104
P	BCI	31,500,021	818,182	11-15-2021	11-15-2032	974	4,019
P	BCI	31,497,364	818,182	11-15-2021	11-15-2032	1,813	4,861
P	Itau	34,698,415	818,182	11-15-2023	11-15-2032	(3,445)	(407)
P	Santander	68,322,611	1,636,363	11-15-2023	11-15-2032	(7,195)	(685)
R	Santander	128,611,183	3,000,000	10-1-2014	4-1-2024	(16,718)	(4,612)
R	JP Morgan	43,185,224	1,000,000	10-1-2014	4-1-2024	(5,513)	(1,556)
R	Itau	43,277,070	1,000,000	10-1-2014	4-1-2024	(5,220)	(1,447)
S	Santander	201,340,031	5,000,000	11-15-2016	11-15-2026	(9,236)	8,946
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(3,811)	(129)
W	Scotiabank	40,537,926	1,000,000	10-10-2018	10-10-2028	(3,934)	(155)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(3,273)	414
X	Santander	118,400,504	3,000,000	10-10-2018	10-10-2038	(18,868)	(6,778)
X	Santander	97,971,786	2,500,000	10-10-2018	10-10-2038	(15,443)	(5,358)
Y	JP Morgan	89,387,460	2,000,000	4-10-2023	4-10-2032	(17,044)	(9,435)
Z	Santander	90,274,363	2,000,000	4-10-2023	4-10-2032	(18,510)	(10,687)
Z	Banco de Chile	44,572,044	1,000,000	4-10-2023	4-10-2032	(7,755)	(4,135)
Z	JP Morgan	44,572,044	1,000,000	4-10-2023	4-10-2032	(8,126)	(4,290)
Z	JP Morgan	44,559,642	1,000,000	4-10-2023	4-10-2032	(7,800)	(3,962)
AB	BCI	43,724,036	1,000,000	5-15-2023	5-15-2033	(6,817)	(3,116)
AB	BCI	43,709,927	1,000,000	5-15-2023	5-15-2033	(6,448)	(2,744)
AB	BCI	43,762,973	1,000,000	5-15-2023	5-15-2033	(6,595)	(2,893)
AB	Banco de Chile	43,601,403	1,000,000	5-15-2023	5-15-2033	(6,262)	(2,534)
AB	Itau	43,654,189	1,000,000	5-15-2023	5-15-2033	(6,332)	(2,581)
						(180,324)	(33,992)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

					03-31-2024	12-31-2023
Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
Santander	83,767,059	70,588,235	6-15-2021	12-15-2029	(9,475)	(8,173)
Banco de Chile	41,883,529	35,294,118	6-15-2021	12-15-2029	(4,008)	(3,640)
MUFG	83,767,059	70,588,235	6-15-2021	12-15-2029	(8,833)	(7,729)
JP Morgan	167,534,118	141,176,471	6-15-2021	12-15-2029	(17,672)	(15,392)
HSBC	41,883,529	35,294,118	6-15-2021	12-15-2029	(4,421)	(3,868)
					(44,409)	(38,802)

89

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of March 31, 2024 and December 31, 2023, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	03-31-2024 notional ThU.S.$	03-31-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	8,490	703	8,490	292
UYUUSD	Citibank U.K.	4,400	316	4,400	163
UYUUSD	Itaú - Uruguay	14,450	837	14,450	358
UYUUSD	Itaú - Uruguay	-	-	-	(7)
UYUUSD	Banco de la República Oriental de Uruguay	1,075	23	1,920	107
UYUUSD	JPMorgan Chase Bank U.K.	1,520	93	-	-
EURUSD	Itaú - Uruguay	64	1	299	14
EURUSD	Santander - Uruguay	323	-	916	10
EURUSD	Santander - Uruguay	-	(5)	-	-
			1,968		937

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of March 31, 2024 and December 31, 2023, are detailed below:

Commodity	Institution	03-31-2024 notional ThU.S.$	03-31-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	4,168	227	4,257	43
Fuel Oil N°6	DNB Bank ASA	6,752	312	7,206	9
Fuel Oil N°6	BNP Paribas	4,542	186	4,111	19
Fuel Oil N°6	JP Morgan - N.A.	-	(53)	-	(353)
Fuel Oil N°6	DNB Bank ASA	-	(100)	-	(530)
Fuel Oil N°6	BNP Paribas	-	(68)	-	(313)
			504		(1,125)

23.4.3. United States

Interest rate swap

Arauco through its subsidiary in United States, does not maintain current Interest Rate Swap. As of December 31, 2023, it had contracts with this type of instrument that has the purpose of setting the interest rate of a variable rate debt in the same currency (USD).

				03-31-2024 fair value	12-31-2023 fair value
Institution	Amount ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
JP Morgan - N.A.	70,000,000	28-04-2020	28-03-2024	-	2,234
Goldman Sachs N.A.	70,000,000	28-04-2020	28-03-2024	-	2,109
JP Morgan - N.A.	70,000,000	28-04-2020	28-03-2024	-	2,236
				-	6,579

90

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.4.4. Argentina

Forward

As of March 31, 2024, Arauco through its subsidiary in Argentina does not maintain current forward contracts. As of December 31, 2023, it had contracts with this type of instrument in force and effect for the purposes of ensuring an exchange rate of dollars:

					03-31-2024	12-31-2023
		Amount			fair value	fair value
Exchange rate	Institution	ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
ARSUSD	HSBC	5,000	11-29-2023	1-31-2024	-	(496)
					-	(496)

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of March 31, 2024 and 2023, there are provisions for impairment for ThU.S.$ 13,260 and ThU.S.$ 10,430, respectively.

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,495,772	1,551,929
Cash and cash equivalents (Mutual Funds not included)	445,275	437,200
Cash	286,908	338,033
Time deposits	158,367	99,167
Accounts receivables (net)	1,006,175	1,102,019
Trade receivables	792,173	688,134
Lease receivable	73,425	80,925
Sundry debtors	8,927	11,320
Other receivables	55,618	248,217
Prepayments	71,530	70,807
Accounts receivable from related parties	4,502	2,616
Other financial assets (*)	44,322	12,710

(*) Corresponds to the balance of assets from margin call for current derivatives (collateral).

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2024 and December 31, 2023, classified by currency is as follows:

91

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Cash and cash equivalents	605,298	570,008
U.S. dollars	336,526	310,108
Euro	9,016	6,532
Real	37,175	30,402
Argentine pesos	70,909	58,592
Mexican pesos	26,441	26,439
Other currencies	8,143	3,149
Chilean pesos	117,088	134,786

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2024 and December 31, 2023:

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Trade and other current receivables	915,204	997,902
U.S. dollars	620,205	711,883
Euros	27,632	30,330
Real	80,938	67,137
Argentine pesos	29,131	19,916
Mexican pesos	36,415	34,234
Other currencies	868	640
Chilean pesos	102,366	115,907
U.F.	17,649	17,855

Accounts receivable from related parties, current	4,502	2,616
Other currencies	-	14
Argentine pesos	1,447	174
Chilean pesos	3,055	2,428

Trade and other non-current receivables	86,469	101,501
U.S. dollars	8,007	13,613
Real	18,740	21,614
Chilean pesos	1,698	1,889
U.F.	57,710	64,385

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.6 Financial liabilities

Arauco's financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial liabilities	03-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Total financial liabilities	7,862,968	8,004,446
Financial liabilities at fair value through profit or loss	33	498
Hedging liabilities	229,093	107,506
Financial liabilities at amortized cost	7,633,842	7,896,442

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2024 and December 31, 2023:

	03-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Bank borrowings - current portion	343,663	304,830
Bonds issued - current portion	106,766	89,970
Total	450,429	394,800

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these interim consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		03-31-2024	12-31-2023	03-31-2024	12-31-2023
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		7,633,842	7,896,442	7,287,044	7,227,349
Bonds issued	U.S. dollar	3,409,313	3,402,747	3,057,484	2,936,324
Bonds issued	U.F.	1,445,809	1,594,291	1,409,381	1,323,194
Bank borrowings	U.S. dollar	837,275	878,793	888,362	933,723
Bank borrowings	Euro	406,086	414,428	396,458	427,925
Bank borrowings	Other currencies	198,079	205,830	198,079	205,830
Lease liabilities	U.F.	19,923	31,797	19,923	31,797
Lease liabilities	Chilean pesos	27,616	33,489	27,616	33,489
Lease liabilities	Real	368,661	364,011	368,661	364,011
Lease liabilities	Mexican pesos	2,469	3,540	2,469	3,540
Lease liabilities	U.S. dollar	139,860	126,199	139,860	126,199
Lease liabilities	Euro	155	150	155	150
Lease liabilities	Other currencies	817	196	817	196
Trade and other payables	U.S. dollar	218,518	173,681	218,518	173,681
Trade and other payables	Euro	22,347	18,933	22,347	18,933
Trade and other payables	Real	93,030	98,198	93,030	98,198
Trade and other payables	Argentine pesos	23,421	46,403	23,421	46,403
Trade and other payables	Mexican pesos	23,587	18,336	23,587	18,336
Trade and other payables	Other currencies	15,042	14,609	15,042	14,609
Trade and other payables	Chilean pesos	307,888	399,338	307,888	399,338
Trade and other payables	U.F.	36,800	41,534	36,800	41,534
Accounts payable to related parties	U.S. dollar	15,519	15,400	15,519	15,400
Accounts payable to related parties	Chilean pesos	21,627	14,539	21,627	14,539

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the interim consolidated statements of financial position as of March 31, 2024 and December 31, 2023 are as follows:

	03-31-2024
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,076,679	5,219,883	6,296,562
Lease liabilities	39,146	520,355	559,501
Trade and other payables	694,486	46,147	740,633
Accounts payable to related parties	9,062	28,084	37,146
Total financial liabilities at amortized cost	1,819,373	5,814,469	7,633,842

	12-31-2023
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,073,662	5,422,427	6,496,089
Lease liabilities	47,242	512,140	559,382
Trade and other payables	760,455	50,577	811,032
Accounts payable to related parties	6,958	22,981	29,939
Total financial liabilities at amortized cost	1,888,317	6,008,125	7,896,442

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Opening balance	(64,952)	(10,112)
Gains (losses) on cash flow hedges, before tax	26,700	(40,398)
Income tax relating to cash flow hedges of other comprehensive income	(3,455)	12,162
Closing balance	(41,707)	(38,348)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

	03-31-2024	12-31-2023	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2,0x	(1) <= 1,2x
Domestic bonds	1,445,809	1,594,291	N/R	✓
Term loan credit	277,861	272,664	✓	✓
RCF credit	228,949	225,040	✓	✓
Term loan credit	209,213	-	✓	✓
Term loan credit	-	212,619	✓	✓
Syndicate ECA	406,086	414,428	✓	✓

N/R: Not required for the financial obligation.

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of March 31, 2024 and December 31, 2023, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of March 31, 2024, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2024 and December 31, 2023 is as follows:

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Equity	8,045,288	8,009,029
Bank borrowings	1,441,440	1,499,051
Lease liabilities	559,501	559,382
Bonds issued	4,855,122	4,997,038
Capitalization	14,901,351	15,064,500

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

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Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	768,025	688,098
Lease receivable	15,567	16,314
Sundry debtors	6,288	8,615
Other receivables	54,313	222,945
Prepayments	71,011	61,930
Net subtotal	915,204	997,902

Trade receivables	776,957	694,183
Lease receivable	15,567	16,314
Sundry debtors	8,137	10,464
Other receivables	55,323	223,956
Prepayments	71,011	61,930
Gross subtotal	926,995	1,006,847

Provision for doubtful trade receivables	8,932	6,085
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,849	1,849
Provision for doubtful other receivables	1,010	1,011
Subtotal bad debt	11,791	8,945

Non-current receivables

Trade receivables	24,148	36
Lease receivable	57,858	64,611
Sundry debtors	2,639	2,705
Other receivables	1,305	25,272
Prepayments	519	8,877
Net subtotal	86,469	101,501

Trade receivables	25,617	1,521
Lease receivable	57,858	64,611
Sundry debtors	2,639	2,705
Other receivables	1,305	25,272
Prepayments	519	8,877
Gross subtotal	87,938	102,986

Provision for doubtful trade receivables	1,469	1,485
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,469	1,485

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of March 31, 2024, Arauco’s balance for commercial debtors was ThU.S.$ 802,574 of which, according to the agreed sales conditions, 59.86% corresponded to sales on credit (open account), 39.54% to sales with letters of credit and 1.60% to other types of sales. The client with the largest Open Account debt represented 2.18% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

March 31, 2024
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,599	956	45	67	23	15	17	41	5	47	2,815
ThU.S.$	725,716	56,086	1,138	12,646	244	465	192	25	36	6,026	802,574
%	90.43%	6.99%	0.14%	1.58%	0.03%	0.06%	0.02%	0.00%	0.00%	0.75%	100%

December 31, 2023
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,375	750	34	30	79	8	3	3	2	42	2,326
ThU.S.$	638,656	41,369	1,503	9,275	70	104	55	15	11	4,646	695,704
%	91.80%	5.95%	0.22%	1.33%	0.01%	0.01%	0.01%	0.00%	0.00%	0.67%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

March 31, 2024:
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	288,687	20,654	-	-	-	-	-	-	-	-	309,341
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	428,401	32,454	1,036	12,562	139	465	192	24	36	5,088	480,397
Loss allowance provision	3,273	-	33	2,864	13	46	19	24	36	3,094	9,402
Expected loss rate	0.76%	0.00%	3.19%	22.80%	9.35%	9.89%	9.90%	100.00%	100.00%	60.81%
Others	8,628	2,978	102	84	105	-	-	1	-	938	12,836
Loss allowance provision	-	-	1	8	52	-	-	-	-	938	999
Expected loss rate	0.00%	0.00%	0.98%	9.52%	49.52%	0.00%	0.00%	0.00%	0.00%	100.0%
Total trade receivables (ThU.S.$)	725,716	56,086	1,138	12,646	244	465	192	25	36	6,026	802,574
Total allowance for doubtful accounts (ThU.S.$)	3,273	-	34	2,872	65	46	19	24	36	4,032	10,401

December 31, 2023:
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	303,333	4,828	-	-	-	-	-	-	-	-	308,161
Loss allowance provision	-	-	-	-	-	-	-	-	-	-	-
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	327,223	35,426	1,468	9,214	58	101	55	15	11	3,307	376,878
Loss allowance provision	3,272	-	44	30	6	10	6	15	11	2,799	6,193
Expected loss rate	1.00%	0.00%	3.00%	0.33%	10.34%	9.90%	10.91%	100.00%	100.00%	84.64%
Others	8,100	1,115	35	61	12	3	-	-	-	1,339	10,665
Loss allowance provision	-	-	-	6	5	2	-	25	-	1,339	1,377
Expected loss rate	0.00%	0.00%	0.00%	9.84%	41.67%	66.67%	0.00%	0.00%	0.00%	100.0%
Total trade receivables (ThU.S.$)	638,656	41,369	1,503	9,275	70	104	55	15	11	4,646	695,704
Total allowance for doubtful accounts (ThU.S.$)	3,272	-	44	36	11	12	6	40	11	4,138	7,570

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of March 31, 2024 and December 31, 2023:

	03-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	10,430	7,960
Increase in loan loss allowance recognized in profit or loss during the year	2,942	3,507
Receivables written off during the year as uncollectible	-	-
Unused amount reversed	(112)	(1,037)
Closing balance	13,260	10,430

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the sales risk with letters of credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Allianz Trade For Multinationals (Aa2 rating, as per risk rating companies Moody’s).

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 107,053, effective as of March 31, 2024, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	5,992	2.02%
Standby	10,919	9.36%
Promissory notes	74,972	74.68%
Finance	2,941	1.67%
Mortgage	-	0.94%
Pledge	632	0.59%
Loan agreement	11,597	10.74%
Total guarantees	107,053	100.00%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the Open Account debt covered by the various insurance policies and guarantees amounts to 95.08% and, therefore, Arauco’s portfolio exposure amounts to 4.92%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	543,283	100.00%
Secured receivables (*)	516,554	95.08%
Unsecured receivables	26,729	4.92%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile, USA, Canada and México. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Commission for the Financial Market (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2024 and December 31, 2023.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

March 31, 2024				Maturity							Total
										More
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	than		Non
Tax ID	Name	Currency	Bank borrowings	months ThU.S.$	months ThU.S.$	Years ThU.S.$	years ThU.S.$	years ThU.S.$	years ThU.S.$	5 years ThU.S.$	Current ThU.S.$	Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	8,112	234,983	-	-	-	-	-	243,095	-	6.42%	Sofr 6m + 1.05%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	10,635	9,858	19,661	293,584	-	-	-	20,493	313,245	7.05%	Sofr 6m + 1.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	37,514	37,289	74,015	73,271	72,518	71,768	71,013	74,803	362,585	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,651	-	-	-	-	-	1,651	-	9.00%	Fixed 6.59%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	15	44	117	125	-	-	-	59	242	6.00%	Fixed 5.10%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	7,678	-	-	-	-	-	-	7,678	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	BBVA	17,989	-	-	-	-	-	-	17,989	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	28,153	-	-	-	-	-	-	28,153	-	4.76%	Fixed 4.76%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	2,559	-	-	-	-	-	-	2,559	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	ITAU	7,713	-	-	-	-	-	-	7,713	-	5.75%	Fixed 5.75%
-	Eufores S.A.	U.S. dollar	ITAU	15,329	-	-	-	-	-	-	15,329	-	5.63%	Fixed 5.63%
-	Eufores S.A.	U.S. dollar	Santander	28,273	-	-	-	-	-	-	28,273	-	5.70%	Fixed 5.7%
-	Eufores S.A.	U.S. dollar	Scotiabank	2,569	-	-	-	-	-	-	2,569	-	5.65%	Fixed 5.65%
-	Eufores S.A.	U.S. dollar	Scotiabank	7,668	-	-	-	-	-	-	7,668	-	5.63%	Fixed 5.63%
-	Arauco MS Partipações S.A.	Brazilian real	Banco Safra S.A.	-	9,360	12,888	11,805	5,501	-	-	9,360	30,194	13.30%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	-	61	562	-	-	-	-	61	562	13.40%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	-	8,474	78,527	-	-	-	-	8,474	78,527	13.27%	CDI + 2.50%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	3,164	23,196	21,024	18,816	-	-	-	26,360	39,840	13.21%	CDI + 2.50%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	6,845	6,528	12,073	10,890	-	-	-	13,373	22,963	13.20%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	585	-	-	-	-	-	-	585	-	14.50%	Fixed 14.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	602	-	-	-	-	-	-	602	-	15.00%	Fixed 15.0%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	1,842	-	-	-	-	-	-	1,842	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	1,192	-	-	-	-	-	-	1,192	-	15.60%	Fixed 15.6%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	351	-	-	-	-	-	-	351	-	16.50%	Fixed 16.5%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	14,544	14,425	224,425	-	-	-	14,544	238,850	6.78%	Sofr 6m + 1.55%
			Total Obligaciones con Bancos	188,788	345,988	233,292	632,916	78,019	71,768	71,013	534,776	1,087,008

March 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	10,748	10,568	20,594	19,872	19,150	18,428	17,706	21,316	95,750	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,299	4,227	8,238	7,949	7,660	7,371	7,083	8,526	38,301	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	11,642	11,472	22,434	21,754	21,074	20,394	74,778	23,114	160,434	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,369	3,369	6,737	6,737	6,737	6,737	232,606	6,738	259,554	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,252	2,252	4,505	193,318	-	-	-	4,504	197,823	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,183	1,183	2,367	2,367	2,367	115,655	-	2,366	122,756	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	2,785	2,785	5,570	5,570	5,570	5,570	291,251	5,570	313,531	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	1,162	1,162	2,323	2,323	2,323	2,323	83,658	2,324	92,950	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	2,997	2,997	5,994	5,994	5,994	5,994	275,733	5,994	299,709	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	2,997	2,997	5,994	5,994	5,994	5,994	293,717	5,994	317,693	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	-	511,250	-	-	-	-	-	511,250	-	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	9,688	9,688	19,375	19,375	519,375	-	-	19,376	558,125	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	818,000	22,000	906,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	10,625	10,625	21,250	21,250	21,250	21,250	510,625	21,250	595,625	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,063,750	27,500	1,173,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	-	21,000	21,000	21,000	21,000	21,000	521,000	21,000	605,000	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	-	25,750	25,750	25,750	25,750	25,750	1,040,750	25,750	1,143,750	5.16%	5.15%
			Total	88,497	646,075	221,631	408,753	713,744	305,966	5,230,657	734,572	6,880,751

101

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

March 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	146	322	392	157	-	-	-	468	549
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	-	618	244	376	376	376	5,750	618	7,122
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	180	-	240	900
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	432	1,256	1,948	1,576	1,576	1,576	525	1,688	7,201
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	90	271	643	256	57	-	-	361	956
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	331	-	-	-	-	-	477	-
-	Arauco Argentina S.A.	U.S. dollar	IT equipments	5	4	-	-	-	-	-	9	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	619	582	553	553	553	553	4,931	1,201	7,143
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	585	629	351	102	-	-	-	1,214	453
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipments	4	9	11	-	-	-	-	13	11
-	Arauco do Brasil S.A.	Brazilian real	IT equipments	4	-	-	-	-	-	-	4	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	4,045	17,227	21,326	34,532	21,729	29,307	351,033	21,272	457,927
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	18	53	71	-	-	-	-	71	71
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipments	17	50	66	32	-	-	-	67	98
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	-	2,764	2,644	2,644	2,644	2,644	22,680	2,764	33,256
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	391	1,173	1,563	1,563	1,563	1,173	-	1,564	5,862
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	36	79	71	13	-	-	-	115	84
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,003	3,012	4,029	4,044	4,059	4,074	55,435	4,015	71,641
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,601	7,802	9,350	3,303	2,164	2,164	1,082	10,403	18,063
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	1,732	77	1,732	7,005
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	50	156	321	477	627	810	5,035	206	7,270
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	399	1,165	701	137	41	-	-	1,564	879
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	87	719	61	-	-	-	-	806	61
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	480	641	641	641	589	6,586	720	9,098
-	Eufores S.A.	U.S. dollar	Lands	1,142	3,220	6,896	6,408	5,913	5,626	36,006	4,362	60,849
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	916	1,222	1,222	917	-	-	1,222	3,361
-	Eufores S.A.	U.S. dollar	Buildings and constructions	37	109	150	155	162	167	566	146	1,200
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	8	11	5	1	-	-	-	19	6
-	E2E SpA.	Chilean pesos	Lands	86	256	-	-	-	-	-	342	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	117	-	-	-	-	-	117
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	9	28	26	20	7	-	-	37	53
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	21	63	-	-	-	-	-	84	-
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	358	760	752	407	19	-	-	1,118	1,178
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	15	32	135	152	171	191	34	47	683
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	-	91	90	54	13	-	-	91	157
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	-	4	-	-	-	-	-	4	-
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	-	35	37	46	2	-	-	35	85
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	146	322	392	157	-	-	-	468	549
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	-	618	244	376	376	376	5,750	618	7,122
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	180	-	240	900
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	432	1,256	1,948	1,576	1,576	1,576	525	1,688	7,201
			Total	13,393	45,706	56,388	60,843	45,206	51,162	489,740	59,099	703,339

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

102

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,715	19,661	293,584	-	-	-	19,715	313,245	7.09%	Fixed 7.05%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	15,037	227,465	-	-	-	-	15,037	227,465	6.63%	Fixed 6.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,316	-	-	-	-	-	-	70,316	-	5.72%	Fixed 5.72%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	76,690	75,881	75,118	74,346	73,577	72,803	76,690	371,725	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,722	-	-	-	-	-	1,722	-	9.00%	Fixed 4.63%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	30	34	121	146	-	-	-	64	267	6.00%	Fixed 5.10%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,678	-	-	-	-	-	7,678	-	4.76%	Fixed 4.76%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,559	-	-	-	-	-	2,559	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,153	-	-	-	-	-	28,153	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	BBVA	-	17,989	-	-	-	-	-	17,989	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	ITAU	-	7,713	-	-	-	-	-	7,713	-	5.75%	Fixed 5.75%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	2,569	-	-	-	-	-	2,569	-	5.65%	Fixed 5.65%
-	Eufores S.A.	U.S. dollar	Santander	-	28,262	-	-	-	-	-	28,262	-	5.70%	Fixed 5.7%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,773	2,641	18,670	16,880	15,104	-	-	5,414	50,654	13.30%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	34	34	68	550	-	-	-	68	618	13.40%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	4,729	4,752	9,440	76,976	-	-	-	9,481	86,416	13.27%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG pactual S.A.	-	6,713	22,786	20,562	18,302	-	-	6,713	61,650	13.21%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	13,988	12,628	11,311	-	-	-	13,988	23,939	13.20%	CDI + 1.55%
-	Arauco Argentina S.A.	Brazilian real	Banco Industria y Comercial de China	-	585	-	-	-	-	-	585	-	14.50%	Fixed 14.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	602	-	-	-	-	-	602	-	15.00%	Fixed 15.0%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,842	-	-	-	-	-	1,842	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	953	-	-	-	-	-	-	953	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	-	1,192	-	-	-	-	-	1,192	-	15.60%	Fixed 15.6%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industria y Comercial de China	608	-	-	-	-	-	-	608	-	16.00%	Fixed 16.0%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	217,811	-	-	-	-	-	217,811	-	7.36%	1.90% + Sofr 6m
			Total	79,443	458,281	386,720	495,127	107,752	73,577	72,803	537,724	1,135,979

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,465	22,671	21,876	21,081	20,286	19,492	23,465	105,406	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,386	9,068	8,750	8,432	8,115	7,797	9,386	42,162	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,444	24,696	23,947	23,199	22,451	82,318	25,444	176,611	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,417	7,417	7,417	7,417	7,417	256,060	7,417	285,728	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,959	4,959	212,811	-	-	-	4,959	217,770	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,605	2,605	2,605	2,605	127,317	-	2,605	135,132	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,132	6,132	6,132	6,132	6,132	320,618	6,132	345,146	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,558	2,558	2,558	2,558	2,558	92,093	2,558	102,325	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,599	6,599	6,599	6,599	6,599	303,536	6,599	329,932	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,599	6,599	6,599	6,599	6,599	323,333	6,599	349,729	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	511,250	-	-	-	-	-	522,500	-	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	519,375	-	-	19,375	558,125	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	818,000	22,000	906,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	510,625	21,250	595,625	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,063,750	27,500	1,173,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	531,500	21,000	615,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,053,625	25,750	1,156,625	5.16%	5.15%
			Total	34,625	719,914	230,179	436,169	721,497	324,974	5,382,747	754,539	7,095,566

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Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	176	408	442	274	4	-	-	584	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	478	-	478	418	418	418	6,767	478	8,499
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	-	240	960
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	510	1,189	2,078	2,081	1,750	1,750	1,021	1,699	8,680
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	101	202	505	632	135	-	-	303	1,272
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	439	38	-	-	-	-	585	38
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	5	9	-	-	-	-	-	14	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	418	-	-	-	-	-	669	-
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	585	1,004	498	165	-	-	-	1,589	663
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	4	13	12	-	-	-	-	17	12
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	56	8	-	-	-	-	-	64	-
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	11	6	-	-	-	-	-	17	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	11,308	18,810	24,625	26,022	25,990	27,219	442,609	30,118	546,465
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	18	55	73	12	-	-	-	73	85
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	13	38	51	30	-	-	-	51	81
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,106	1,573	2,679	2,679	2,679	2,679	24,114	2,679	34,830
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Buildings and constructions	434	1,302	1,735	1,735	1,735	1,736	-	1,736	6,941
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	433	1,299	1,732	1,732	1,732	1,732	509	1,732	7,437
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Plants and equipments	1,003	3,008	4,026	4,040	4,055	4,070	56,456	4,011	72,647
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	2,911	8,732	10,857	5,611	2,423	2,423	1,818	11,643	23,132
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	42	103	90	27	-	-	-	145	117
-	Arauco North America, Inc.	Brazilian real	Buildings and constructions	481	1,209	1,199	1,442	206	226	270	1,690	3,343
-	Arauco Canada Limited	Brazilian real	Motor vehicles	17	53	51	55	40	-	-	70	146
-	Arauco North America, Inc.	Brazilian real	Motor vehicles	199	626	437	216	62	1	-	825	716
-	Celulosa y Energía Punta Pereira S.A.	Brazilian real	Plants and equipments	240	560	641	641	641	641	6,693	800	9,257
-	Eufores S.A.	Brazilian real	Lands	1,008	3,021	6,808	6,327	5,834	5,548	35,413	4,029	59,930
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	917	1,222	1,222	306	-	1,223	3,667
-	Eufores S.A.	U.S. dollar	Buildings and constructions	87	108	111	152	158	163	648	195	1,232
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	9	19	6	3	-	-	-	28	9
-	E2E SpA.	Chilean pesos	Lands	107	321	-	-	-	-	-	428	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	143	-	-	-	-	-	143
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	23	23	13	8	-	-	31	44
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	56	19	-	-	-	-	75	19
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	421	1,303	643	359	196	17	-	1,724	1,215
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	9	81	126	138	155	174	31	90	624
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	25	80	63	40	-	-	-	105	103
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	34	107	157	175	78	-	-	141	410
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	4	-	-	-	-	-	5	-
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	5	4	-	-	-	-	7	4
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	7	22	19	3	-	-	-	29	22
79.990.550-7	Investigaciones Forestales Bioforest SpA.	U.F.	Motor vehicles	3	2	-	-	-	-	-	5	-
			Total	22,634	47,313	61,526	56,484	49,761	49,343	576,349	69,947	793,463

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

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Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 23 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2024, the total assets pledged as an indirect guarantee were MU.S.$ 406. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	126	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	317	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	15,351	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. dollar	4,920	Innergy Soluciones Energéticas S.A.
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	213	Innova Chile
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	U.F.	1,356	Innova Chile
		Total		22,980

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee, of Arauco North America, Inc.	-	U.S. dollar	210,000	Bank Itaú Corpbanca – NY Branch
Arauco do Brasil S.A.	Endorsement of Arauco MS Partipações S.A.	-	Brazilian real	40,881	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	31,411	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	70,156	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Celulose do Brasil S.A.	-	Brazilian real	53,178	Bank BTG Pactual S.A.
		Total		405,626

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Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these interim consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 4.70% (equivalent to ThU.S.$ -/+ 4.715), and +/- 0.04% of equity (equivalent to ThU.S.$ -/+ 2,829).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these interim consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 14.58% (equivalent to ThU.S.$-/+$ 14.630) and a change on the equity of +/- 1.51% (equivalent to ThU.S.$ -/+$ 121,466).

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Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2024, 13.3% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 1.54% (equivalent to ThU.S.$-/+ 1,544) and +/- 0.012% (equivalent to ThU.S.$-/+ 926) on equity.

	March 2024 ThU.S.$	Total
Fixed rate	5,943,916	86.7%
Bonds issued	4,855,122
Bank borrowings and others (*)	529,293
Lease liabilities	559,501
Variable rate	912,147	13.3%
Bonds issued	-
Bank borrowings	912,147
Total	6,856,063	100.0%

	December 2023 ThU.S.$	Total
Fixed rate	6,353,990	90.1%
Bonds issued	4,997,038
Bank borrowings and others (*)	797,570
Lease liabilities	559,382
Variable rate	701,481	9.9%
Bonds issued	-
Bank borrowings	701,481
Total	7,055,471	100.0%

(*) Includes variable rate bank borrowings changed by fixed rate swaps.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2024, revenue due to pulp sales accounted for 46.6% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 60.6% (equivalent to ThU.S.$-/+ 60,846) on the income for the year 2023 after tax and +/- 0.5% (equivalent to ThU.S.$ -/+ 36,508) on equity.

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Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood celulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants: five in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.3 million tons per year. Pulp is sold in more than 42 countries, mainly in Asia and Europe.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada. The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,800,000 m3 of sawn timber.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 7 sawmills in operation (6 in Chile and 1 in Argentina), the Company has a production capacity of 2.7 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

		Wood
	Pulp	products	Others	Corporate	Subtotal	Elimination	Total
Three-months period ended March 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	856,070	764,662	-	-	1,620,732		1,620,732
Revenues from rendering of services	33,988	-	135	-	34,123		34,123
Revenues from ordinary activities	890,058	764,662	135	-	1,654,855		1,654,855

Revenues from transactions with reportable segments	122,421	3,871	12,431	-	138,723	(138,723)	-

Finance income	-	-	-	22,051	22,051		22,051
Finance costs	-	-	-	(101,108)	(101,108)		(101,108)
Net finance costs	-	-	-	(79,057)	(79,057)		(79,057)

Depreciation and amortizations	118,597	45,429	586	2,654	167,266		167,266
Other income	10,329	3,799	-	3,774	17,902		17,902
Other expenses	15,202	14,329	-	6,046	35,577		35,577

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	1,792	-	-	(5,016)	(3,224)		(3,224)
Joint ventures	-	(4,677)	-	94	(4,583)		(4,583)

Income tax expense	-	-	-	14,710	14,710		14,710

Profit (loss) of each reportable segment	142,129	68,092	(485)	(109,403)	100,333		100,333
Geographical information on revenues
Revenue – Chilean entities	676,685	279,207	135	-	956,027		956,027
Revenue – Foreign entities	213,373	485,455	-	-	698,828		698,828
Total revenues from ordinary activities	890,058	764,662	135	-	1,654,855		1,654,855

		Wood
	Pulp	products	Others	Corporate	Subtotal	Elimination	Total
Three-months period ended March 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	284,051	48,591	119	1,891	334,652	-	334,652
Acquisition and contribution of investments in associates and joint venture	-	-	-	75,870	75,870	-	75,870

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Three-months period ended March 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,726,503	2,958,567	16,926	1,213,123	17,915,119	(89,433)	17,825,686
Segment assets (excluding deferred tax assets)	13,726,503	2,958,567	16,926	1,101,680	17,803,676	(89,433)	17,714,243
Deferred tax assets				111,443	111,443		111,443

Investments accounted through equity method
Associates	34,605	-	-	58,629	93,234		93,234
Joint Ventures	-	205,382	-	113,865	319,247		319,247
Segment liabilities	1,152,949	399,719	48,596	8,179,134	9,780,398		9,780,398
Segment liabilities (excluding deferred tax liabilities)	1,152,949	399,719	48,596	6,685,240	8,286,504		8,286,504
Deferred tax liabilities				1,493,894	1,493,894		1,493,894

Geographical information on non-current assets
Chile	8,489,987	456,769	14,982	483,444	9,445,182	(6,159)	9,439,023
Foreign countries	2,940,208	1,247,296	-	100,273	4,287,777		4,287,777
Total non-current assets	11,430,195	1,704,065	14,982	583,717	13,732,959	(6,159)	13,726,800

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

		Wood
	Pulp	products	Others	Corporate	Subtotal	Elimination	Total
Three-months period ended March 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	614,852	788,890	-	-	1,403,742		1,403,742
Revenues from rendering of services	33,556	1,989	184	-	35,729		35,729
Revenues from ordinary activities	648,408	790,879	184	-	1,439,471		1,439,471

Revenues from transactions with reportable segments	97,430	8,212	13,651	-	119,293	(119,293)	-

Finance income	-	-	-	22,777	22,777		22,777
Finance costs	-	-	-	(80,146)	(80,146)		(80,146)
Net finance costs	-	-	-	(57,369)	(57,369)		(57,369)

Depreciation and amortizations	98,226	47,193	425	2,064	147,908		147,908
Other income	60,029	14,581	-	986	75,596		75,596
Other expenses	187,356	19,172	-	2,451	208,979		208,979

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	607	-	-	(425)	182		182
Joint ventures	-	7,471	-	210	7,681		7,681

Income tax expense	-	-	-	57,592	57,592		57,592

Profit (loss) of each reportable segment	(99,726)	97,070	1,990	(53,636)	(54,302)		(54,302)
Geographical information on revenues
Revenue – Chilean entities	426,522	241,737	184	-	668,443		668,443
Revenue – Foreign entities	221,886	549,142	-	-	771,028		771,028
Total revenues from ordinary activities	648,408	790,879	184	-	1,439,471		1,439,471

Wood
	Pulp	products	Others	Corporate	Subtotal	Elimination	Total
Three-months period ended March 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,462,801	24,245	694	4,120	334,583	-	334,583
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	-	-	-

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Twelve-months period ended December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,864,686	2,967,646	16,480	1,135,689	17,984,501	(74,137)	17,910,364
Segment assets (excluding deferred tax assets)	13,864,686	2,967,646	16,480	1,047,122	17,895,934	(74,137)	17,821,797
Deferred tax assets				88,567	88,567		88,567

Investments accounted through equity method
Associates	34,558	-	-	65,248	99,806		99,806
Joint Ventures	-	215,322	-	108,483	323,805		323,805
Segment liabilities	1,170,684	392,104	47,487	8,291,060	9,901,335		9,901,335
Segment liabilities (excluding deferred tax liabilities)	1,170,684	392,104	47,487	6,747,436	8,357,711		8,357,711
Deferred tax liabilities				1,543,624	1,543,624		1,543,624

Geographical information on non-current assets
Chile	8,565,525	463,179	15,481	504,903	9,549,088	(6,668)	9,542,420
Foreign countries	2,888,631	1,245,369	-	58,366	4,192,366		4,192,366
Total non-current assets	11,454,156	1,708,548	15,481	563,269	13,741,454	(6,668)	13,734,786

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

		Wood
	Pulp	products	Others	Corporate	Subtotal	Elimination	Total
Three-months period ended March 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	432,419	94,565	(631)	(33,955)	492,398	-	492,398
Cash flows (used in) investing activities	(359,070)	(32,264)	1,287	11,023	(379,024)	-	(379,024)
Cash flows from (used in) financing activities	(61,416)	(1,328)	(76)	(1,753)	(64,573)	-	(64,573)
Net increase (decrease) in cash and cash equivalents	11,933	60,973	580	(24,685)	48,801	-	48,801

		Wood
	Pulp	products	Others	Corporate	Subtotal	Elimination	Total
Three-months period ended March 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	23,972	131,480	266	(51,968)	103,750	-	103,750
Cash flows (used in) investing activities	(256,930)	(68,151)	(1,341)	(4,352)	(330,774)	-	(330,774)
Cash flows from (used in) financing activities	414,616	23,801	(160)	(490)	437,767	-	437,767
Net increase (decrease) in cash and cash equivalents	181,658	87,130	(1,235)	(56,810)	210,743	-	210,743

Information required by geographic area:

	Geographical area
2024	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	932,531	114,582	143,677	264,383	118,760	46,799	1,620,732
Revenues from rendering of services	23,496	-	-	-	10,627	-	34,123
Revenues as of March 31, 2024	956,027	114,582	143,677	264,383	129,387	46,799	1,654,855
Non-current Assets at 03-31-2024 other than deferred tax	9,443,781	619,981	1,038,379	680,177	1,746,869	186,170	13,615,357

	Geographical area
2023	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	644,662	139,002	133,146	322,782	110,384	53,766	1,403,742
Revenues from rendering of services	23,781	-	1,987	-	9,960	1	35,729
Revenues as of March 31, 2023	668,443	139,002	135,133	322,782	120,344	53,767	1,439,471
Non-current Assets at 12-31-2023 other than deferred tax	9,466,748	612,467	1,035,237	687,247	1,684,160	163,360	13,646,219

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	03-31-2024	12-31-2023
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	57,821	58,464
Prepayment to amortize (insurance and others)	21,160	9,742
Recoverable taxes (related to purchases)	160,179	167,086
Other current non-financial assets	11,990	4,962
Total	251,150	240,254

	03-31-2024	12-31-2023
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	83,701	67,701
Guarantee values	2,984	3,391
Recoverable taxes	5,738	6,221
Other non-current non-financial assets	23,797	28,861
Total	116,220	106,174

	03-31-2024	12-31-2023
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	59,933	2,283
ICMS, PIS-COFINS and other tax payables - Brazil	25,833	23,180
Other tax payable	28,606	16,104
Other Current non-financial liabilities	8,957	8,581
Total	123,329	50,148
(1)	In 2024 correspond mainly to the minimum dividend provision of the parent company (see Note 26).

	03-31-2024	12-31-2023
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	54,301	58,069
Other non-current non-financial liabilities	5,170	5,521
Total	59,471	63,590

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

In 2023, the amount of ThU.S.$ 92,719 presented in the interim consolidated statement of changes in equity was approved and distributed, corresponding to an additional and extraordinary dividend of 10% to be paid for the profits of the parent company of 2022.

Is currently in force, the policy of distribute as dividends, an amount equivalent to the 40% of the distributable net income for each fiscal year. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

The following table details the adjustments made for the determination of distributable net profit as of March 31, 2024 and 2023:

	Distributable net profit
	03-31-2024	03-31-2023
	ThU.S.$	ThU.S.$
Net profit attributable to parent company	100,300	(54,163)
Adjustments:
Biological assets
Unrealized gains (losses)	(4,911)	(52,597)
Realized gains (losses)	69,714	102,585
Deferred income taxes	(16,725)	(11,629)
Biological assets (net)	48,078	38,359
Distributable net profit	148,378	(15,804)
40%	59,351	-

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - March
	2024	2023
	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	100,300	(54,163)
Weighted average of number of shares	120,474,350	120,474,350
Basic and diluted earnings per share (in U.S.$ per share)	0.8325424	(0.4495812)

115

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements March 31, 2024 Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1. At the Ordinary Shareholders' Meeting of the Company held on April 23, 2024, the members of the Board of Directors were elected for a new statutory period, being composed by Mrs. Marcela Bravo Puldain and Messrs. Jorge Andueza Fouque, Roberto Angelini Rossi, Jorge Bunster Betteley, Matías Domeyko Cassel, Juan Ignacio Langlois Margozzini, Franco Mellafe Angelini, Eduardo Navarro Beltrán y Timothy C. Purcell.

Subsequently, at a meeting of the Company's Board of Directors, also held on April 23, 2024 after the Ordinary Shareholders' Meeting, the Board of Directors of Celulosa Arauco y Constitución S.A. adopted the following resolutions:

•       Elimination of the position of “Vicepresidente Ejecutivo” from the Company's senior management, which was held by Mr. Matías Domeyko Cassel, who had previously resigned from that position. With this, Mr. Cristián Infante Bilbao, the current Chief Operating Officer (Gerente General), became the Company's Chief Executive Officer, reporting directly to the Board of Directors.

•       Mr. Matías Domeyko Cassel was appointed as Chairman of the Board of Directors of Celulosa Arauco y Constitución S.A., Mr. Roberto Angelini Rossi as First Vice-Chairman and Mr. Jorge Andueza Fouque as Second Vice-Chairman.

2. The authorization for the issuance and publication of these interim consolidated financial statements for the three-months period ended March 31, 2024, was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 713 held on May 7, 2024.

Subsequent to March 31, 2024, and as of the date of issuance of these interim consolidated financial statements, there have been no additional events, that could materially affect the presentation of these interim consolidated financial statements.

116